Filed Pursuant to Rule 424(b)(5)
Registration No. 333-145906
PROSPECTUS SUPPLEMENT
(To Prospectus dated October 5, 2007)
9,634,684 Shares
Common Stock
and Warrants

We are offering up to 9,634,684 shares of common stock, together with warrants to purchase up to an additional 2,408,671 shares of common stock, to select accredited investors pursuant to this prospectus supplement and the accompanying prospectus. The common stock will be purchased at the negotiated price of $4.79 per share.
Our common stock is quoted on The NASDAQ Global Market, or NASDAQ, under the symbol HYTM. On November 6, 2007, the last reported sales price of our common stock on NASDAQ was $4.79 per share.
Investing in our common stock involves a high degree of risk. You should read and consider carefully the risk factors beginning on page S-7 of this prospectus supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
We have retained placement agents in connection with the shares offered by this prospectus supplement.

		Maximum Offering
	Per Share	Amount
Public offering price	$4.79	$46,150,136
Placement agent fees	$0.335	$3,230,510
Proceeds, before expenses, to us	$4.455	$42,919,626
Delivery of the shares of common stock and warrants will be made on or about November 7, 2007.
The placement agent is not required to sell any specific number or dollar amount of shares, but will use its reasonable best efforts to do so. Because there is no minimum offering amount required as a condition to closing, the actual offering amount, placement agent’s fee and net proceeds to us, if any, are not presently determinable and may be substantially less than the maximum offering amounts set forth above.

The date of this prospectus supplement is November 6, 2007

You should rely only on the information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to give you different or additional information. To the extent any information in this prospectus supplement is inconsistent with the information in the accompanying prospectus or the incorporated documents, you should rely on the information in this prospectus supplement. We are not, and the placement agents are not, making an offer to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale of these securities is not permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or any sale of our common stock. It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus, including the documents we have referred you to in the section entitled “Where You Can Find More Information” below.
Industry and market data used throughout this prospectus supplement, the accompanying prospectus and the incorporated documents were obtained through company research, surveys and studies conducted by third parties, and industry and general publications. We have not independently verified any of the data from third party sources nor have we ascertained any underlying economic assumptions relied upon therein. While we are not aware of any misstatements regarding the industry data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors.

PROSPECTUS SUPPLEMENT

PROSPECTUS

PROSPECTUS SUPPLEMENT SUMMARY
This summary highlights selected information appearing elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. You should carefully read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in their entirety before investing in our common stock, especially the risks of investing in our common stock, which we discuss under “Risk factors,” and the historical and pro forma financial statements and related notes included and incorporated by reference in this prospectus supplement and the accompanying prospectus.
This prospectus supplement contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed due to factors such as, among others, our limited operating history, difficulty in developing, exploiting and protecting proprietary technologies, intense competition and substantial regulatory and litigation risks. Additional information concerning factors that could cause or contribute to such differences can be found throughout this prospectus supplement, the accompanying prospectus and the documents incorporated by reference, including in “Risk factors.”
Unless we indicate otherwise or the context requires otherwise, the words “Hythiam,” “we,” “Company,” “us” and “our” refer to Hythiam, Inc. and its subsidiaries. Unless we indicate otherwise or the context requires otherwise, the word “CompCare” refers to Comprehensive Care Corporation and its subsidiaries.
OUR COMPANY
Integrating both medical and psychosocial treatment modalities, we provide comprehensive behavioral health management services to health plans, employers, criminal justice and government agencies. With a focus on using the latest medical and health technology towards improved outcomes and out-patient treatment, through our majority-owned, controlled subsidiary, CompCare, we manage all behavioral health disorders. We also research, develop, license and commercialize innovative and proprietary physiological, nutritional and behavioral treatment programs. We offer disease management programs for substance dependence built around our proprietary PROMETA® treatment programs for alcoholism and dependence to cocaine and methamphetamine. The PROMETA treatment programs, which integrate behavioral, nutritional and medical components, are available through licensed treatment providers who have entered into licensing agreements with us for the use of our treatment programs. We also license or manage four PROMETA Centers, medical practices that focus on offering treatment with the PROMETA treatment programs for dependencies on alcohol, cocaine and methamphetamines.
OUR BUSINESS
We are a healthcare services management company focused on delivering solutions for those suffering from alcoholism and other substance dependencies, such as cocaine and methamphetamines. We conduct our operations through two business segments: healthcare services and behavioral health managed care services. Our healthcare services segment is focused on delivering solutions for those suffering from these dependencies by researching, developing, licensing and commercializing innovative physiological, nutritional and behavioral treatment programs. Treatment with our PROMETA treatment programs, which integrate behavioral, nutritional and medical components, are available through physicians and other licensed treatment providers who have entered into licensing agreements with us for the use of our treatment programs. We also manage or license four PROMETA Centers, medical practices that focus on offering treatment with the PROMETA treatment programs for dependencies. We currently have approximately 100 licensed sites across 18 U.S. markets, including, PROMETA Centers, and to date over 2,000 patients have been treated using our programs.
The behavioral health managed care services segment is focused on providing managed care services in the behavioral health and psychiatric fields, and principally includes the operations of our majority-owned, controlled subsidiary, CompCare, of which we acquired a 50.2% controlling interest on January 12, 2007. CompCare manages the delivery of a continuum of psychiatric and substance abuse services to commercial, Medicare and Medicaid members on behalf of employers, health plans, government organizations, third-party claims administrators and commercial and other group purchasers of behavioral healthcare services. The customer base for CompCare’s services includes both private and governmental entities. We also plan to offer disease management programs for substance dependence built around our proprietary PROMETA treatment program for alcoholism and dependence to stimulants as part of our behavioral health managed care services operations.
Our PROMETA treatment programs are unique treatment programs for alcohol, cocaine or methamphetamine dependence that integrate physiological, nutritional and psychosocial therapies, designed to help patients meet their individual recovery goals. PROMETA treatment programs are specifically designed to target key neuroreceptors to help relieve cravings and improve cognitive function, restore nutritional balance and initiate psychosocial counseling, so that patients can fully engage in the entire recovery process. Our two proprietary PROMETA treatment programs, one for alcohol dependence and the other for stimulant dependence or a combination of alcohol and stimulant dependence, incorporate FDA-approved oral and intravenous medications used off-label and separately administered in a unique dosing algorithm. The pharmacologic intervention is integrated with nutritional support and the selection and initiation of psychosocial therapy. As a result, our PROMETA treatment programs represent an innovative approach to substance dependence designed to address physiological, nutritional and psychosocial aspects of the disease and are thereby intended to offer patients an opportunity to achieve sustained recovery.
RECENT DEVELOPMENTS
On November 1, 2007, we announced the results of a randomized, double-blind placebo-controlled study conducted by addiction expert and Board Certified Psychiatrist Dr. Harold C. Urschel, III, M.D., M.M.A. The 30-day study showed a statistically significant reduction in cravings in treatment-seeking, methamphetamine-dependent subjects with the PROMETA Treatment Program.
CompCare’s Chief Executive Officer, Mary Jane Johnson, has advised CompCare of her resignation effective December 14, 2007. She will take an early retirement for health reasons. Her resignation falls within one year of the January 12, 2007 change in ownership of the CompCare, which according to her employment agreement entitles her to a severance benefit of two years’ salary. The board of directors is currently conducting a search for a new Chief Executive Officer.
On August 1, 2007, CompCare began providing behavioral healthcare services to approximately 23,000 Medicare members of an existing client in Pennsylvania. Such services are estimated to generate between $4.5 and $5.0 million in annual revenues.
On July 19, 2007, CompCare received a notice of termination from an existing client in Texas, which, if CompCare is not successful in resolving differences or obtaining an extension, will result in termination effective November 30, 2007. This client accounted for approximately 9% of behavioral health managed care services revenues for the period January 13 through June 30, 2007 and has been a customer since 1998.
One of CompCare’s existing commercial health plan clients in Indiana has decided to exit the group health plan business. Beginning January 1, 2008 and throughout the remainder of 2008, this health plan will not be renewing any of its existing customer contracts, as all of their members are being transitioned to other health plans. This health plan accounted for approximately 5% of CompCare’s revenues for the period January 13 through June 30, 2007.
CompCare has entered into negotiations with its major Indiana HMO client to obtain a rate increase to offset higher than expected costs of utilization. CompCare has been verbally informed that an increase will be granted effective January 1, 2008. The amount of the rate increase is yet to be determined at this time.

THE OFFERING

Common stock in this offering	Up to 9,634,684 shares of our common stock at a purchase price of $4.79 per share

Warrants in this offering	For every four shares of common stock purchased, we will issue a warrant to purchase one additional share of our common stock at an exercise price of $5.75 per share.

Common stock to be outstanding after this offering assuming no warrants are exercised	Up to 54,318,890 shares

Warrants to be outstanding after this offering	Up to 2,408,671

Common stock to be outstanding after this offering, assuming exercise of all warrants for cash	Up to 56,727,561

Use of proceeds	We intend to use the net proceeds of this offering for working capital and general corporate purposes.

Risk Factors	An investment in our securities involves significant risk. See “Risk factors” beginning on page S-7 of this prospectus supplement for a discussion of factors you should carefully consider before deciding to invest in our common stock

NASDAQ Global Market symbol	HYTM
The number of shares of our common stock to be outstanding immediately after this offering is based on 44,684,206 shares of our common stock outstanding as of November 5, 2007.
The number of shares of our common stock outstanding immediately after this offering excludes:
•	5,801,000 shares of our common stock issuable upon exercise of employee and director options outstanding as of June 30, 2007, at a weighted average exercise price of $4.59 per share, of which options to purchase 2,423,000 shares were exercisable as of that date at a weighted average exercise price of $3.69 per share;

•	1,403,000 shares of our common stock issuable upon exercise of non-employee warrants and options outstanding as of June 30, 2007, at a weighted average exercise price of $3.76 per share, of which warrants to purchase 1,285,000 shares were exercisable as of that date at a weighted average exercise price of $5.65 per share;

•	2,105,000 shares of our common stock available for future grant under our 2003 and 2007 Stock Incentive Plans as of June 30, 2007.
Outstanding warrants to acquire up to 249,750 shares of our common stock at an exercise price of $12.01 per share contain anti-dilution adjustments that will be triggered if the sale price of the common stock and the exercise price of the warrants is less than $12.01. Assuming an offering of $40 million, the number of shares underlying these warrants would increase to 280,880 and the exercise price per warrant would be adjusted to $10.68 per share upon completion of this offering.

DESCRIPTION OF SECURITIES OFFERED
Common stock and warrants are being offered pursuant to this prospectus supplement and the accompanying prospectus.
We are offering up to 9,634,684 shares of our common stock, par value $.0001 per share, to select accredited investors. The common stock will be purchased for a negotiated purchase price of $4.79 per share, which is equal to the last reported sale price of our common stock on the NASDAQ Global Market on November 6, 2007. For every four shares of common stock purchased, we will issue to the purchaser a warrant to purchase one share of our common stock at an exercise price of $5.75 per share. The shares of common stock and the warrants are immediately separable and will be issued separately.
COMMON STOCK
The terms of our common stock are set forth in our certificate of incorporation and bylaws, and are summarized in the Description of Capital Stock that we have previously filed with the SEC. See “Incorporation of information by reference” and “Where you can find more information” below.
WARRANTS
For every four (4) shares of common stock purchased, the Purchaser will receive one (1) warrant, which warrants will trade separately from the common stock. The warrants will be evidenced by a warrant certificate that we will issue under a separate warrant agreement.
Before exercising their warrants, holders of warrants will not have any rights of holders of common stock purchasable upon exercise, including the right to receive dividends, if any, or, payments upon our liquidation, dissolution or winding up or to exercise voting rights.
The description of the warrants below is qualified in its entirety by reference to the form of “Common Stock Purchase Warrant” attached hereto as Annex A.

Aggregate number of warrants offered:	up to 2,408,671

Number of warrants to be issued with every Four (4) shares of common stock purchased:	one

Date on and after which warrants and common stock will be separately transferable:	upon issuance

Dates warrants exercisable:	November 6, 2007

Expiration date of warrants:	November 5, 2012

Number of shares of common stock purchasable upon exercise of one warrant and exercise price:	one share for $5.75
In the event of any merger, consolidation, sale or other disposition of our assets, each warrant holder shall have the right to receive for share of common stock that would have been issuable upon exercise of a warrant immediately prior to such event, the number of shares of common stock of the successor or acquiring corporation and any additional consideration receivable by a holder of common stock as a result of such transaction.

In the case of a stock dividend, split or other similar transaction, the exercise of the warrants will be adjusted and the number of shares issuable upon exercise of each warrant shall be proportionately adjusted such that the aggregate exercise price of each warrant shall remain unchanged.
RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus supplement and the incorporated documents before deciding to invest in our common stock. If any of the following risks actually occur, they may materially harm our business and our financial condition and results of operations. As a result, the trading price of the common stock and our common stock may decline, and you might lose part or all of your investment.
RISKS RELATED TO OUR BUSINESS
We have a limited operating history, and expect to continue to incur operating losses, making it difficult to evaluate our future prospects
We have been unprofitable since our inception in 2003 and expect to continue to incur substantial additional operating losses and negative cash flow from operations for at least the next twelve months. We currently estimate that our existing cash, cash equivalents and marketable securities, together with the estimated net proceeds from this offering, will be sufficient to fund our operating expenses and capital requirements for at least the next two years or, if sooner, until we achieve positive cash flows. Our ability to meet our obligations as they become due and payable may depend on our ability to delay or reduce operating expenses, sell additional securities, borrow funds or some combination thereof. We may seek additional funding through public or private financing or through collaborative arrangements with strategic partners. We may also seek to raise additional capital through public or private financing in order to increase the amount of our cash reserves on hand. We may not be successful in raising necessary funds on acceptable terms, or at all. If this occurs, and we do not or are unable to borrow funds or sell additional securities, we may be unable to meet our cash obligations as they become due and we may be required to delay or reduce operating expenses and curtail our operations, which would have a material adverse effect on us.
In addition, although CompCare had revenues of $19.6 million and $16.8 million in the twelve months ended November 30, 2006 and the six months ended June 30, 2007, respectively, because of the significant publicly held minority interest in CompCare, we do not anticipate receiving dividends from CompCare or otherwise having access to cash flows generated by CompCare’s business. You should assume that we will not have access to cash generated by CompCare to fund the growth of our PROMETA-based business.
We may fail to successfully manage and maintain the growth of our business, which could adversely affect our results of operations, financial condition and business
Continued expansion could put significant strain on our management, operational and financial resources. The need to comply with the rules and regulations of the SEC and The NASDAQ Global Market will continue to place significant demands on our financial and accounting staff, financial, accounting and information systems, and our internal controls and procedures, any of which may not be adequate to support our anticipated growth. We may not be able to effectively hire, train, retain, motivate and manage required personnel. Our failure to manage growth effectively could limit our ability to satisfy our reporting obligations, or achieve our marketing, commercialization and financial goals.
We recently acquired a controlling equity interest in CompCare, a publicly traded company, and our ability to oversee this business, which is a new business for us and one with which we have had little previous experience, may significantly exacerbate the strain on our resources.
We may need additional funding, and we cannot guarantee that we will find adequate sources of capital in the future.
We have incurred negative cash flows from operations since inception and have expended, and expect to continue to expend, substantial funds to grow our business. We currently estimate that our existing cash, cash equivalents and marketable securities, together with the estimated net proceeds from this offering, will be sufficient to fund our operating expenses and capital requirements for at least the next twelve months or, if sooner, until we achieve positive cash flows, although we cannot assure you that we will not require additional funds before then. We have based this estimate on assumptions that may prove to be wrong. Our future capital requirements will depend on many factors.
We cannot assure you that the proceeds from this offering, together with existing cash, cash equivalents and marketable securities, will be sufficient to fund our business until we can become cash flow positive, or that we will ever become cash flow positive. If we raise additional funds by issuing equity securities, such financing will result in further dilution to our stockholders. Any equity securities issued also may provide for rights, preferences or privileges senior to those of holders of our common stock. If we raise additional funds by issuing additional debt securities, these debt securities would have rights, preferences and privileges senior to those of holders of our common stock, and the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technology or products, or to grant licenses on terms that are not favorable to us.
We do not know whether additional financing will be available on commercially acceptable terms when needed. If adequate funds are not available or are not available on commercially acceptable terms, we may need to downsize or halt our operations and may be unable to continue developing our products.
Our treatment programs may not be as effective as we believe them to be, which could limit our revenues and adversely affect our business
Our belief in the efficacy of our PROMETA treatment programs is based on a limited number of studies and commercial pilots that have been conducted to date, and our initial experience with a small number of patients. Such results may not be statistically significant, have not been subjected to close scientific scrutiny, and may not be indicative of the long-term future performance and safety of treatment with our programs. Controlled scientific studies, including those that have been announced and planned for the future, may yield results that are unfavorable or demonstrate that treatment with our programs is not clinically effective or safe. If the initially indicated results cannot be successfully replicated or maintained over time, utilization of our programs could decline substantially.
Our PROMETA treatment programs may not become widely accepted, which could limit our growth
Further marketplace acceptance of our treatment programs may largely depend upon healthcare providers’ interpretation of our limited data, the results of pending studies, or upon reviews and reports that may be given by independent researchers. In the event such research does not establish our treatment programs to be safe and effective, it is unlikely we will be able to achieve widespread market acceptance.
Disappointing results from studies, evaluations and pilot programs involving our PROMETA treatment programs, or failure to attain our publicly disclosed guidance, forecasts or milestones, could adversely affect market acceptance of the PROMETA treatment programs and could have a material adverse effect on our stock price.
There are a number of studies, evaluations and pilot programs currently in progress that are evaluating our PROMETA treatment programs, and we expect results of many of these studies, evaluations and pilots to become available throughout the remainder of 2007 and during 2008. Disappointing results in any of these studies, evaluations or pilot programs, or termination of evaluations or pilot programs involving PROMETA, could have a material adverse effect on the ultimate commercial acceptance of the PROMETA treatment programs and on our stock price. In addition, announcements regarding results of studies, evaluations and pilot programs, or anticipation of results, may result in increased volatility in our stock price. On October 24, 2007, the Pierce County Council in the State of Washington voted to end funding for PROMETA. This announcement had an immediate negative effect on our stock price. At this point, we are unable to assess the longer term impact on our business of this event. In addition to numerous upcoming milestones involving our company, from time to time we provide financial guidance and other forecasts to the market. While we believe that the assumptions underlying projections and forecasts we make publicly available are reasonable, projections and forecasts are inherently subject to numerous risks and uncertainties, including those identified elsewhere in the risk factors contained this prospectus supplement. Any failure to achieve milestones, or to do so in a timely manner, or to achieve publicly announced guidance and forecasts, could have a material adverse effect on the commercial acceptance of the PROMETA treatment programs and on the price of our common stock.

Our industry is highly competitive, and we may not be able to compete successfully
The healthcare business in general, and the substance dependence treatment business in particular, are highly competitive. We compete with many types of substance dependence treatment methods, treatment facilities and other service providers, many of whom are more established and better funded than we are. Many of these other treatment methods and facilities are well established in the same markets we target, have substantial sales volume, and are provided and marketed by companies with much greater financial resources, facilities, organization, reputation and experience than we have. The historical focus on the use of psychological or behavioral therapies, as opposed to medical or physiological treatments for substance dependence, may create further resistance to penetrating the substance dependence treatment market.
There are a number of companies developing or marketing medications for reducing craving in the treatment of alcoholism, including:
•	the addiction medication naltrexone, an opiate receptor antagonist, is marketed by a number of generic pharmaceutical companies as well as under the trade name ReVia®, for treatment of alcohol dependence;

•	VIVITROL®, a long-acting injectable form of naltrexone intended to be administered by a physician via monthly injections marketed by Alkermes. Alkermes reported results from a phase III clinical study indicating that in the overall study population, patients experienced approximately a 25% reduction in the rate of heavy drinking relative to placebo; and

•	Campral® Delayed-Release Tablets (acamprosate calcium), an NMDA receptor antagonist taken two to three times per day on a chronic or long-term basis and marketed by Forest Laboratories. Clinical studies supported the effectiveness in the maintenance of abstinence for alcohol-dependent patients who had undergone inpatient detoxification and were already abstinent from alcohol.
Our competitors may develop and introduce new processes and products that are equal or superior to our programs in treating alcohol and substance dependencies. Accordingly, we may be adversely affected by any new processes and technology developed by our competitors.
There are approximately 13,000 facilities reporting to the Substance Abuse and Mental Health Services Administration that provide substance abuse treatment on an inpatient or outpatient basis. Well known examples of residential treatment programs include the Betty Ford Center®, Caron Foundation®, Hazelden® and Sierra Tucson®. In addition, individual physicians may provide substance dependence treatment in the course of their practices.
We depend on key personnel, the loss of which could impact the ability to manage our business
Our future success depends on the performance of our senior management and our key professional personnel, in particular our Chairman and Chief Executive Officer, Terren S. Peizer, our Senior Executive Vice Presidents, Richard Anderson, Anthony LaMacchia and Christopher S. Hassan and our Chief Financial Officer, Chuck Timpe. Each of these key executives other than Messrs. LaMacchia and Timpe is party to an employment agreement which, subject to termination for cause or good reason, has a remaining term of one to three years. The loss of the services of Mr. Peizer or any other key member of management could have a material adverse effect on our ability to manage our business.
We are subject to litigation, which could result in substantial liabilities that may exceed our insurance coverage
All significant medical treatments and procedures, including treatment utilizing our programs, involve the risk of serious injury or death. Even under proper medical supervision, withdrawal from alcohol may cause severe physical reactions. While we have not been the subject of any such claims, our business entails an inherent risk of claims for personal injuries and substantial damage awards. We cannot control whether individual physicians will apply the appropriate standard of care, or conform to our treatment programs in determining how to treat their patients. While our agreements typically require physicians to indemnify us for their negligence, there can be no assurance they will be willing and financially able to do so if claims are made. In addition, our license agreements require us to indemnify physicians, hospitals or their affiliates for losses resulting from our negligence.

We currently have insurance coverage for up to $5 million per year, in the aggregate, for personal injury claims. Hythiam and CompCare maintain directors’ and officers’ liability insurance coverage, subject to a $100,000 per claim self insured retention. We may not be able to maintain adequate liability insurance at acceptable costs or on favorable terms. We expect that liability insurance will be more difficult to obtain and that premiums will increase over time and as the volume of patients treated with our programs increases. In the event of litigation, we may sustain significant damages or settlement expense (regardless of a claim’s merit), litigation expense and significant harm to our reputation.
From time to time, we are involved in litigation. As of the date of this prospectus supplement, we are involved in several legal proceedings; however, we believe none of the legal proceedings we are involved in as of the date of this prospectus supplement will have a material adverse effect on our business, financial condition or operating results.
If government and third-party payers fail to provide coverage and adequate payment rates for treatment using our treatment programs, our revenue and prospects for profitability will be harmed
Our future revenue growth will depend in part upon the availability of reimbursement for treatment using our programs from third-party payers such as government health programs including Medicare and Medicaid, managed care providers, private health insurers and other organizations. To date, we have received an insignificant amount of revenue from our PROMETA treatment programs from governmental payers, managed care organizations and other third-party payers, and acceptance of our PROMETA treatment programs is important to the future prospects of our business. In addition, third-party payers are increasingly attempting to contain healthcare costs, and may not cover or provide adequate payment for treatment using our programs. Adequate third-party reimbursement might not be available to enable us to realize an appropriate return on investment in research and product development, and the lack of such reimbursement could have a material adverse effect on our operations and could adversely affect our revenues and earnings.
Our international operations may be subject to foreign regulation, and the success of our foreign operations will depend on many factors
The criteria of foreign laws, regulations and requirements are often vague and subject to change and interpretation. Our international operations may become the subject of foreign regulatory, civil, criminal or other investigations or proceedings, and our interpretations of applicable laws and regulations may be challenged. The defense of any such challenge could result in substantial cost and a diversion of management’s time and attention, regardless of whether it ultimately is successful. If we fail to comply with any applicable international laws, or a determination is made that we have failed to comply with these laws, our financial condition and results of operations, including our domestic operations, could be adversely affected.
In addition, the private pay healthcare system in Europe is not as developed as in the U.S and as a result it may be more difficult to convince patients in these countries to pay substantial amounts for treatment. We will be reliant on relationships that we establish with local companies, thought leaders and governments. There can be no assurance we will be able to establish these relationships, maintain them or that the partners will retain their influence in the market. It may take longer than we expect to commence operations or to operate our business at profitable levels as we do not have the established relationships and or knowledge of the regulations and business practices in the markets we are entering.
Our ability to utilize net operating loss carryforwards may be limited
As of December 31, 2006, we had net operating loss carryforwards (NOLs) of approximately $ 63.7 million for federal income tax purposes that will begin to expire in 2023. These NOLs may be used to offset future taxable income, to the extent we generate any taxable income, and thereby reduce or eliminate our future federal income taxes otherwise payable. Section 382 of the Internal Revenue Code imposes limitations on a corporation’s ability to utilize NOLs if it experiences an ownership change as defined in Section 382. In general terms, an ownership change may result from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50 percent over a three-year period. In the event that an ownership change has occurred, or were to occur, utilization of our NOLs would be subject to an annual limitation under Section 382 determined by multiplying the value of our stock at the time of the ownership change by the applicable long-term tax-exempt rate as defined in the Internal Revenue Code. Any unused annual limitation may be carried over to later years. We may be found to have experienced an ownership change under Section 382 as a result of events in the past or the issuance of shares of common stock upon a conversion of notes, or a combination thereof. If so, the use of our NOLs, or a portion thereof, against our future taxable income may be subject to an annual limitation under Section 382, which may result in expiration of a portion of our NOLs before utilization.
RISKS RELATED TO OUR ACQUISITION OF COMPCARE
We may not realize the expected benefits of the CompCare acquisition, and may not be able to successfully utilize CompCare’s infrastructure
We may not be successful in realizing the expected benefits of our license agreement with Comprehensive Care Corporation or the recent acquisition of a majority controlling interest in CompCare. Achieving the benefits of our relationship with CompCare will depend in part on our ability to successfully utilize CompCare’s infrastructure and integrating with the benefits of its operations and personnel in a timely and efficient manner. The process will divert management time and attention from our other business, and require the effective coordination of personnel, systems, applications, policies, procedures, business processes and operations. This, too, will be difficult, unpredictable, and subject to delay because of possible cultural conflicts and different opinions on technical decisions and business strategy. CompCare is engaged in a business with which we have little experience, and this may present additional challenges to us. Further, we may be unable to realize synergies between our PROMETA business and CompCare’s managed behavioral healthcare business. CompCare may be unable to retain its key management, technical, sales and customer support personnel. If we cannot successfully coordinate our operations and personnel, we will not realize the expected benefits of our relationship. In addition, because of the significant publicly held minority interest in CompCare, we may be unable to gain access to the cash flows for CompCare and may be unable to realize the same level of benefits that we might be able to realize if CompCare were a wholly-owned subsidiary of ours.
There are ongoing legal challenges to our relationship with CompCare, which could adversely affect our results of operations
On May 25, 2007, we entered into a Termination Agreement with CompCare terminating the proposed merger with CompCare and the acquisition of the remaining common stock of CompCare. There are potential legal and economic risks associated with terminating the merger agreement and continuing with our ongoing relationship as CompCare’s majority controlling shareholder, including challenges from public minority shareholders concerning the procedural and financial fairness of our existing agreements, and any future agreements or arrangement between us. Two shareholder class action lawsuits filed in Delaware Chancery Court to enjoin our previously-contemplated merger with CompCare remain pending, although plaintiffs’ counsel have moved to dismiss them without prejudice, reserving their right to claim attorney fees. Current or future litigation may be expensive and time consuming, and may impede or restrict our ability to operate effectively, which could negatively impact our results of operations.
RISKS RELATED TO COMPCARE’S BUSINESS
CompCare may not be able to accurately predict utilization of its full-risk contracts resulting in contracts priced at levels insufficient to ensure profitability
CompCare’s managed care operations are at risk for costs incurred to provide agreed upon levels of service. Failure to anticipate or control costs could have material, adverse effects on CompCare. A very large percentage of CompCare’s services are provided on a full-risk capitation basis which exposes CompCare to significant risk that contracts negotiated and entered into may ultimately be unprofitable if utilization levels require it to provide services at a cost in excess of the capitated rates it receives for its services. Failure to manage its costs or achieve anticipated cost reductions in populations brought under management would have an adverse effect on CompCare’s financial results.
CompCare may be unsuccessful in profitably managing its new Indiana Medicaid contract
CompCare may be unsuccessful in managing its new Indiana Medicaid contract that started January 1, 2007, which now comprises over 40% of its operating revenues. Providing services under a new contract for populations at risk that have not been managed before exposes CompCare to the risk it may be unprofitable. There is a limited historical basis for the actuarial assumptions about the utilization of benefits by members covered under this new managed care behavioral program, and premiums based on these assumptions may be insufficient to cover the benefits provided and CompCare may be unable to obtain offsetting rate increases. Contract premiums have been set based on anticipated significant savings and on types of utilization management that may not be possible, may cause disagreements with providers and divert management resources, which would have an adverse impact on CompCare’s financial results. Claims expense as a percentage of revenues for this contract amounted to 97% for the period January 13 through June 30, 2007.
CompCare’s existing and potential managed care clients operate in a highly competitive environment and may be subject to a higher rate of merger, acquisition and regulation than in other industries
CompCare typically contracts with small to medium sized HMOs which may be adversely affected by the continuing efforts of governmental and third party payers to contain or reduce the costs of healthcare through various means. Its clients may also determine to manage the behavioral healthcare benefits “in house” and, as a result, discontinue contracting with CompCare. Additionally, its clients may be acquired by larger HMOs, in which case there can be no assurance that the acquiring company would renew its contract.
Many of CompCare’s managed care company clients provide services to groups covered by Medicare, Medicaid or Children’s Health Insurance Program (CHIP) plans susceptible to annual changes in reimbursement rates and eligibility requirements that could ultimately affect CompCare
At June 30, 2007, CompCare managed over 975,000 lives in connection with behavioral and substance abuse services covered through Medicare, Medicaid and CHIP programs in Texas, Medicare and Medicaid in Florida, Medicaid in California, Indiana and Michigan, and Medicare in Maryland and Pennsylvania. Any non-renewal of these contracts or changes in reimbursement could adversely affect CompCare through contract bidding and cost structures with the health plans impacted by such changes. Temporary reductions have previously had a negative impact on CompCare, and if implemented in the future could have a material, adverse impact on its operations. Other states may pass legislation that would reduce its revenue through changes in the reimbursement rates or in the number of eligible participants. CompCare may be unable to reduce its costs to a level that would allow it to maintain current gross margins specific to its Medicare, Medicaid and CHIP programs.
CompCare is dependent on its provider network to provide services to its members
CompCare contracts with providers as a means to assure access to behavioral health services for its members. Some providers could refuse to contract with CompCare, demand higher payments, or take other actions which could result in higher healthcare operating expenses. In addition, certain providers may have significant market position, which could cause disruption to provider access in a particular geographic area for CompCare’s members and affect its contractual requirements with its customers of maintaining an adequate network.
Because providers are responsible for claims submission, the timing of which is uncertain, CompCare must estimate the amount of claims incurred but not reported
CompCare’s costs of care include estimated amounts for claims incurred but not reported (IBNR). The IBNR is estimated using an actuarial paid completion factor methodology and other statistical analyses that it continually reviews and adjusts, if necessary, to reflect any change in the estimated liability. These estimates are subject to the effects of trends in utilization and other factors. CompCare’s estimates of IBNR may be inadequate, which would negatively affect results of operations. Considerable variability is inherent in such estimates, its unpaid claims liability may be inadequate, and actual results may differ materially from the estimates reported.
As a result of CompCare’s dependence on a limited number of customers, the loss of any one of these customers, or a reduction in business from any one of them, could have a material, adverse effect on its working capital and future results of operations
For the six month period ended June 30, 2007, approximately 86% of CompCare’s operating revenue was concentrated in contracts with six health plans to provide behavioral healthcare services under commercial, Medicare, Medicaid, and CHIP plans. The terms of each contract is generally for one year and is automatically renewable for additional one-year periods unless terminated by either party by giving the requisite written notice. The loss of one or more of these clients, unless replaced by new business, would negatively affect the financial condition of CompCare. In the past, CompCare has experienced the loss of certain major customers.
CompCare’s industry is subject to extensive state and federal regulations, as well as diverse licensure requirements varying by state. Changes in regulations could affect the profitability of CompCare’s contracts or its ability to retain clients or to gain new customers
CompCare is required to hold licenses or certificates to perform utilization review and third party administrator (TPA) services in most of the states in which it does business. Additional utilization review or TPA licenses may be required in the future and CompCare may not qualify to obtain them. In many states, entities that assume risk under contract with licensed insurance companies or health plans have not been considered by state regulators to be conducting an insurance or HMO business. As a result, CompCare has not sought licensure as either an insurer or HMO in any state. If the regulatory positions of these states were to change, its business could be materially affected until such time as it is able to meet the regulatory requirements, if at all. Additionally, some states may determine to contract directly with companies such as CompCare for managed behavioral healthcare services in which case they may also require it to maintain financial reserves or net worth requirements that it may not be able to meet. Currently, CompCare cannot quantify the potential effects of additional regulation of the managed care industry, but such costs will have an adverse effect on future operations to the extent that they are not able to be recouped in future managed care contracts.
CompCare has an annual seasonality in the usage of its provider network, and its financial results may suffer to the extent it cannot adequately manage periods of increased utilization
Historically CompCare has generally experienced increased utilization during the months of March, April and May, and lower utilization throughout the remainder of the year. Seasonal variation also impacts its costs of care during these months, generally having a negative impact on its gross margins and operating profits during these months.
CompCare is subject to intense competition that may prevent it from gaining new customers or pricing its contracts at levels to achieve sufficient gross margins to ensure profitability
CompCare is continually pursuing new business. However, many of CompCare’s competitors are significantly larger and better capitalized than CompCare and the smaller size and financial condition of CompCare has proved a deterrent to some prospective customers. Additionally, CompCare will likely have difficulty in matching the financial resources expended on marketing by its competitors. As a result, CompCare may not be able to successfully compete in its industry. CompCare’s major competitors include Magellan Health Services, United Behavioral Health, ValueOptions, and APS Healthcare.
CompCare is subject to fines and penalties being assessed by its clients
Many of CompCare’s contracts contain provisions stating that if its clients are assessed penalties or fines by a regulatory agency due to CompCare’s noncompliance with a contractual requirement, CompCare will be responsible for paying the assessed fine or penalty. To date, no material fines have been assessed under such provisions.
A failure of CompCare’s information systems would significantly impair its ability to serve its customers and manage its business
An effective and secure information system, available at all times, is vital to CompCare’s health plans and their members. CompCare depends on its computer systems for significant service and management functions, such as providing membership verification, monitoring utilization, processing provider claims, and providing regulatory data and other client and managerial reports. Any loss of availability of the current information system would cause a disruption in operations and impact CompCare’s performance.

CompCare will be required to assess the effectiveness of its internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act for the first time as of the end of the year ending December 31, 2007, which will increase costs and CompCare’s internal controls may not prove to be effective
Because it is not an accelerated filer as defined in the SEC’s rules, CompCare has not yet been subject to Section 404 of the Sarbanes Oxley Act relating to internal control over financial reporting to date. CompCare’s management will be required to assess the effectiveness of its internal controls for the first time in connection with its annual report for the year ending December 31, 2007. CompCare has only recently begun the formal process to evaluate the effectiveness of its internal control over financial reporting for purposes of Section 404, and its internal control over financial reporting may not prove to be effective. In addition, CompCare’s auditors will not be required to attest to management’s assessment of the effectiveness of internal control over financial reporting until its annual report for the fiscal year ending December 31, 2008. In connection with its need to begin to comply with the requirements of Section 404, we expect that CompCare will incur increased expense relating to its public company reporting obligations.
RISKS RELATED TO OUR INTELLECTUAL PROPERTY
We may not be able to adequately protect the proprietary PROMETA treatment programs which are the core of our business
We consider the protection of our proprietary PROMETA treatment programs to be critical to our business prospects. We obtained the rights to some of our most significant PROMETA technologies through an agreement that is subject to a number of conditions and restrictions, and a breach or termination of that agreement or the bankruptcy of any party to that agreement could significantly impact our ability to use and develop our technologies. While we currently have one issued U.S. patent relating to the treatment of cocaine dependency with our PROMETA treatment program, we currently have no issued U.S. patents covering our PROMETA treatment program for the treatment of alcohol or methamphetamine dependency. The patent applications we have licensed or filed may not issue as patents, and any issued patents may be too narrow in scope to provide us with a competitive advantage. Our patent position is uncertain and includes complex factual and legal issues, including the existence of prior art that may preclude or limit the scope of patent protection. Issued patents will generally expire twenty years after they were first filed. Further, our patents and pending applications for patents and other intellectual property have been pledged as collateral to secure our obligations to pay certain debts, and our default with respect to those obligations could result in the transfer of our patents to our creditor. In the event of such a transfer, we may be unable to continue to operate our business.
Patent examiners, competitors and others may institute challenges and if successful our patents may be denied, rendered unenforceable, or invalidated. The cost of litigation to uphold the validity of patents, and to protect and prevent infringement can be substantial. We may not be able to adequately protect the aspects of our treatment programs that are not patented or have only limited patent protection. Furthermore, competitors and others may independently develop similar or more advanced treatment programs and technologies, may design around aspects of our technology, or may discover or duplicate our trade secrets and proprietary methods.
To the extent we utilize processes and technology that constitute trade secrets under applicable laws, we must implement appropriate levels of security to ensure protection of such laws, which we may not do effectively. Policing compliance with our confidentiality agreements and unauthorized use of our technology is difficult. In addition, the laws of many foreign countries do not protect proprietary rights as fully as the laws of the United States. The loss of any of our trade secrets or proprietary rights which may be protected under the foregoing intellectual property safeguards may result in the loss of our competitive advantage over present and potential competitors. Our intellectual property may not prove to be an effective barrier to competition, in which case our business could be materially adversely affected.
We currently have no issued U.S. patents for the treatment of alcohol addiction. Our pending patent applications disclose and claim various approaches to the use of the PROMETA treatment program in the treatment of alcohol addiction. There is no assurance that we will receive one or more patents from these pending applications, or that, even if we receive one or more patents, the patent claims will be sufficiently broad to create patent infringement liability for competitors using treatment programs similar to the PROMETA treatment programs in the treatment of alcoholism.

Confidentiality agreements with employees, licensees and others may not adequately prevent disclosure of trade secrets and other proprietary information
In order to protect our proprietary technology and processes, we rely in part on confidentiality provisions in our agreements with employees, licensees, treating physicians and others. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position. To date we have had several instances in which it was necessary to send a formal demand to cease and desist using our programs to treat patients due to breach of confidentiality provisions in our agreements, and have had to file suit to enforce these provisions.
We may be subject to claims that we infringe the intellectual property rights of others, and unfavorable outcomes could harm our business
Our future operations may be subject to claims, and potential litigation, arising from our alleged infringement of patents, trade secrets or copyrights owned by other third parties. Within the healthcare, drug and bio-technology industry, many companies actively pursue infringement claims and litigation, which makes the entry of competitive products more difficult. We may experience claims or litigation initiated by existing, better-funded competitors and by other third parties. Court-ordered injunctions may prevent us from continuing to market existing products or from bringing new products to market, and the outcome of litigation and any resulting loss of revenues and expenses of litigation may substantially affect our ability to meet our expenses and continue operations.
REGULATORY RISKS RELATED TO OUR BUSINESS AND INDUSTRY
Our policies and procedures may not fully comply with complex and increasing regulation by state and federal authorities, which could negatively impact our business operations
Our PROMETA treatment program has not been approved by the Food and Drug Administration (FDA), and the drugs incorporated in the PROMETA treatment program, while FDA approval for these drugs has been received for other indications, are not approved for the treatment of alcohol or substance dependency. We have not sought, and do not currently intend to seek, FDA approval for the PROMETA treatment program. It is possible that in the future the FDA could require us to seek FDA approval for the PROMETA treatment program.
The healthcare industry is highly regulated and continues to undergo significant changes as third-party payers, such as Medicare and Medicaid, traditional indemnity insurers, managed care organizations and other private payers increase efforts to control cost, utilization and delivery of healthcare services. Healthcare companies are subject to extensive and complex federal, state and local laws, regulations and judicial decisions. In addition, the FDA regulates development, testing, labeling, manufacturing, marketing, promotion, distribution, record-keeping and reporting requirements for prescription drugs, medical devices and biologics. Other regulatory requirements apply to dietary supplements, including vitamins. Compliance with laws and regulations enforced by regulatory agencies who have broad discretion in applying them may be required for our programs or other medical products or services developed or used by us. Many healthcare laws and regulations applicable to our business are complex, applied broadly and subject to interpretation by courts and government agencies. Regulatory, political and legal action and pricing pressures could prevent us from marketing some or all of our products and services for a period of time or permanently. Our failure, or the failure of our licensees, to comply with applicable regulations may result in the imposition of civil or criminal sanctions that we cannot afford, or require redesign or withdrawal of our programs from the market.
We may be subject to regulatory and investigative proceedings, which could adversely affect our financial condition or operations
We could become the subject of regulatory or other investigations or proceedings, and our interpretations of applicable laws and regulations may be challenged. The defense of any such challenge could result in substantial cost and a diversion of management’s time and attention. In addition, any such challenges could require significant changes to how we conduct our business. Any such challenge could have a material adverse effect on our business, regardless of whether it ultimately is successful. If determination is made that we have failed to comply with any applicable laws, our business, financial condition and results of operations could be adversely affected.
The promotion of our treatment programs may be found to violate federal law concerning “off-label” uses of prescription drugs, which could prevent us from marketing our programs
Generally, the Food, Drug, and Cosmetic (FDC) Act, requires that a prescription drug be approved by FDA for a specific indication before the product can be distributed in interstate commerce. Although the FDC Act does not prohibit a doctor’s use of a drug for another indication (this is referred to as “off-label” use), it does prohibit the promotion of a drug product for an unapproved use. FDA also permits the non-promotional discussion of information related to “off-label” use in the context of scientific or medical communications. Our treatment programs include the use of prescription drugs that have been approved by FDA, but not for the treatment of chemical dependence and drug addiction, which is how the drugs are used in our programs. Although we carefully structure our communications in a way that is intended to comply with the FDC Act and FDA regulations, it is possible that our actions could be found to violate the prohibition on “off-label” promotion of drugs. In addition, the FDC Act imposes limits on the types of claims that may be made for a dietary supplement, and the promotion of a dietary supplement beyond such claims may also be seen as the unlawful promotion of a drug product for an unapproved use. Because our treatment programs also include the use of nutritional supplements, it is possible that claims made for those products could also put us at risk of FDA enforcement for making unlawful claims.
Violations of the FDC Act or FDA regulations can result in a range of sanctions, including administrative actions by FDA (such as issuance of a Warning Letter), seizure of product, issuance of an injunction prohibiting future violations, and imposition of criminal or civil penalties. A successful enforcement action could prevent promotion of our treatment programs and we may be unable to continue operating under our current business model. Even if we defeat an enforcement action, the expenses associated with doing so, as well as the negative publicity concerning the “off-label” use of drugs in our treatment programs, could adversely affect our business and results of operation.
The FDA has recently increased enforcement efforts in the area of promotion of “off-label” use of drugs, and we cannot assure you that our business practices or third party clinical trials will not come under scrutiny.
Treatment using our programs may be found to require FDA or other review or approval, which could delay or prevent the study or use of our treatment programs
Under authority of the FDC Act, FDA extensively regulates entities and individuals engaged in the conduct of clinical trials, which broadly includes experiments in which a drug is administered to humans. FDA regulations require, among other things, submission of a clinical trial treatment program for FDA review, obtaining from the agency an investigational new drug (IND) exemption before initiating a clinical trial, obtaining appropriate informed consent from study subjects, having the study approved and subject to continuing review by an Institutional Review Board (IRB), and reporting to FDA safety information regarding the conduct of the trial. Certain third parties have engaged or are engaging in the use of our treatment program and the collection of outcomes data in ways that may be considered to constitute a clinical trial, and that may be subject to FDA regulations and require IRB approval and oversight. In addition, it is possible that use of our treatment program by individual physicians in treating their patients may be found to constitute a clinical trial or investigation that requires IRB review or submission of an IND or is otherwise subject to regulation by FDA. FDA has authority to inspect clinical investigation sites and IRBs, and to take action with regard to any violations. Violations of FDA regulations regarding clinical trials can result in a range of actions, including suspension of the trial, prohibiting the clinical investigator from ever participating in clinical trials, and criminal prosecution. Individual hospitals and physicians may also submit their use of our treatment programs to their IRBs, which may prohibit or place restrictions on it. FDA enforcement actions or IRB restrictions could adversely affect our business and the ability of our customers to use our treatment programs.
The FDA has recently increased enforcement efforts regarding clinical trials, and we cannot assure you that the activities of our customers or others using our treatment programs will not come under scrutiny.

Failure to comply with FTC laws or similar state laws could result in sanctions and/or limit the claims we can make
Our promotional activities and materials, including advertising to consumers and professionals, and materials provided to licensees for their use in promoting our treatment programs, are regulated by the Federal Trade Commission (FTC) under the FTC Act, which prohibits unfair and deceptive acts and practices, including claims which are false, misleading or inadequately substantiated. The FTC typically requires competent and reliable scientific tests or studies to substantiate express or implied claims that a product or service is safe or effective. If the FTC were to interpret our promotional materials as making express or implied claims that our treatment programs are safe or effective for the treatment of alcohol, cocaine or methamphetamine addiction, or any other claims, it may find that we do not have adequate substantiation for such claims. Allegations of a failure to comply with the FTC Act or similar laws enforced by state attorneys general and other state and local officials could result in administrative or judicial orders limiting or eliminating the claims we can make about our treatment programs, and other sanctions including substantial financial penalties.
Our business practices may be found to constitute illegal fee-splitting or corporate practice of medicine, which may lead to penalties and adversely affect our business
Many states, including California in which our principal executive offices and two of our managed PROMETA Centers are located, have laws that prohibit business corporations, such as us, from practicing medicine, exercising control over medical judgments or decisions of physicians, or engaging in arrangements with physicians such as employment, payment for referrals or fee-splitting. Courts, regulatory authorities or other parties, including physicians, may assert that we are engaged in the unlawful corporate practice of medicine by providing administrative and other services in connection with our treatment programs, or that licensing our technology for a license fee that could be characterized as a portion of the patient fees, or subleasing space and providing turn-key business management to affiliated medical groups in exchange for management and licensing fees, constitute improper fee-splitting or payment for referrals, in which case we could be subject to civil and criminal penalties, our contracts could be found invalid and unenforceable, in whole or in part, or we could be required to restructure our contractual arrangements. If so, we may be unable to restructure our contractual arrangements on favorable terms, which would adversely affect our business and operations.
Our business practices may be found to violate anti-kickback, physician self-referral or false claims laws, which may lead to penalties and adversely affect our business
The healthcare industry is subject to extensive federal and state regulation with respect to financial relationships and “kickbacks” involving healthcare providers, physician self-referral arrangements, filing of false claims and other fraud and abuse issues. Federal anti-kickback laws and regulations prohibit offers, payments, solicitations, or receipts of remuneration in return for (i) referring patients for items or services covered by Medicare, Medicaid or other federal healthcare programs, or (ii) purchasing, leasing, ordering or arranging for or recommending any service, good, item or facility for which payment may be made by a federal health care program. In addition, subject to numerous exceptions, federal physician self-referral legislation, commonly known as the Stark law, generally prohibits a physician from referring patients for certain designated health services reimbursable by Medicare or Medicaid from any entity with which the physician has a financial relationship, and many states have analogous laws. Other federal and state laws govern the submission of claims for reimbursement, or false claims laws. One of the most prominent of these laws is the federal Civil False Claims Act, and violations of other laws, such as the federal anti-kickback law or the FDA prohibitions against promotion of off-label uses of drugs, may also be prosecuted as violations of the Civil False Claims Act.
Federal or state authorities may claim that our fee arrangements, agreements and relationships with contractors, hospitals and physicians violate these laws and regulations. Violations of these laws may be punishable by monetary fines, civil and criminal penalties, exclusion from participation in government-sponsored healthcare programs and forfeiture of amounts collected in violation of such laws. If our business practices are found to violate any of these provisions, we may be unable to continue with our relationships or implement our business plans, which would have an adverse effect on our business and results of operations.

We may be subject to healthcare anti-fraud initiatives, which may lead to penalties and adversely affect our business
State and federal governments are devoting increased attention and resources to anti-fraud initiatives against healthcare providers, and may take an expansive definition of fraud that includes receiving fees in connection with a healthcare business that is found to violate any of the complex regulations described above. While to our knowledge we have not been the subject of any anti-fraud investigations, if such a claim were made defending our business practices could be time consuming and expensive, and an adverse finding could result in substantial penalties or require us to restructure our operations, which we may not be able to do successfully.
Our use and disclosure of patient information is subject to privacy and security regulations, which may result in increased costs
In conducting research or providing administrative services to healthcare providers in connection with the use of our treatment programs, we may collect, use, disclose, maintain and transmit patient information in ways that will be subject to many of the numerous state, federal and international laws and regulations governing the collection, use, disclosure, storage, transmission and/or confidentiality of patient-identifiable health information, including the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations (HIPAA). HIPAA applies to covered entities, which may include healthcare facilities and does include health plans that will contract for the use of our programs and our services. The HIPAA rules require covered entities to bind contractors like us to compliance with certain burdensome HIPAA rule requirements known as business associate requirements. Other federal and state laws restricting the use and protecting the privacy and security of patient information also apply to our licensees directly and in some cases to us, either directly or indirectly. If we are providing management services that include electronic billing on behalf of a physician practice or facility that is a covered entity, we may be required to conduct those electronic transactions in accordance with the HIPAA regulations governing the form and format of those transactions. We may be required to make costly system purchases and modifications to comply with the HIPAA rule requirements that are imposed on us and our failure to comply may result in liability and adversely affect our business.
CompCare is subject to the administrative simplification requirements of HIPAA for most healthcare facilities and health plans that contract for the use of CompCare’s services. The HIPAA Transactions Rule requires CompCare to comply with format and data content standards for common healthcare transactions on behalf of our licensees. The HIPAA Privacy Rule restricts the use and disclosure of patient information, and requires safeguarding that information. The HIPAA Security Rule establishes elaborate requirements for safeguarding patient information transmitted or stored electronically. Failure to comply may result in civil and criminal liability and penalties, and have a material adverse effect on CompCare’s ability to retain its customers or to gain new business.
Federal and state consumer protection laws are being applied increasingly by the FTC and state attorneys general to regulate the collection, use, storage, and disclosure of personal or patient information, through web sites or otherwise, and to regulate the presentation of web site content. Courts may also adopt the standards for fair information practices promulgated by the FTC, which concern consumer notice, choice, security and access. Numerous other federal and state laws protect the confidentiality and security of personal and patient information. Other countries also have, or are developing laws governing the collection, use, disclosure and transmission of personal or patient information and these laws could create liability for us or increase our cost of doing business.
Our business arrangements with health care providers may be deemed to be franchises, which could negatively impact our business operations
Franchise arrangements in the United States are subject to rules and regulations of the Federal Trade Commission or the FTC and various state laws relating to the offer and sale of franchises. A number of the states in which we operate regulate the sale of franchises and require registration of the franchise offering circular with state authorities and the delivery of a franchise offering circular to prospective franchisees. State franchise laws often limit, among other things, the duration and scope of non-competitive provisions, the ability of a franchisor to terminate or refuse to renew a franchise and the ability of a franchisor to designate sources of supply. Franchise laws and regulations are complex, apply broadly and are subject to interpretation by courts and government agencies. Federal or state authorities or healthcare providers with whom we contract may claim that the agreements under which we license rights to our technology and trademarks and provide services violate these laws and regulations. Violations of these laws are punishable by monetary fines, civil and criminal penalties, and forfeiture of amounts collected in violation of such laws. If our business practices are found to constitute franchises, we could be subject to civil and criminal penalties, our contracts could be found invalid and unenforceable, in whole or in part, or we could be required to restructure our contractual arrangements. We may be unable to continue with our relationships or restructure them on favorable terms, which would have an adverse effect on our business and results of operations. We may also be required to furnish prospective franchisees with a franchise offering circular containing prescribed information, and restrict how we market to or deal with healthcare providers, potentially limiting and substantially increasing our cost of doing business.
RISKS RELATED TO OUR COMMON STOCK
Over 30% of our stock is controlled by a single stockholder, our Chairman and Chief Executive Officer, who has the ability to substantially influence the election of directors and other matters submitted to stockholders
As of October 31, 2007, Reserva Capital, LLC, whose sole managing member is our chairman and chief executive officer, beneficially owned 13,700,000 shares, which represent approximately 31% of our 44,684,206 shares of outstanding common stock. As a result, he has and is expected to continue to have the ability to determine or significantly influence the election of our board of directors and the outcome of all other issues submitted to our stockholders. The interests of this principal stockholder may not always coincide with our interests or the interests of other stockholders, and this stockholder may act in a manner that advances its best interests and not necessarily those of other stockholders. One consequence to this substantial stockholder’s control is that it may be difficult for investors to remove management of the company. It could also deter unsolicited takeovers, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.
Volatility of the market price of our common stock may depress the trading price of the common stock, and the value of your investment may decline
Our common stock is traded on The NASDAQ Global Market, and trading volume may be limited or sporadic. The market price of our common stock has experienced, and may continue to experience, substantial volatility. Since January 1, 2005, the trading price of our common stock on the NASDAQ Global Market has ranged from a low of $4.45 per share to a high of $10.48 per share. Over 2005, 2006, and through November 6, 2007, our common stock has traded between $4.45 and $9.02, $4.77 and $9.95, and $4.01 and $10.48 per share, respectively, on volume ranging from approximately 15,000 to 1.4 million, 18,000 to 3.7 million, and 50,000 to 3 million shares per day, respectively. As a result, the current price for our common stock on NASDAQ is not necessarily a reliable indicator of our fair market value. The price at which our common stock will trade may fluctuate as a result of a number of factors, including the number of shares available for sale in the market, quarterly variations in our operating results and actual or anticipated announcements of pilots and scientific studies of the effectiveness of our PROMETA programs, new products or services by us or competitors, regulatory investigations or determinations, acquisitions or strategic alliances by us or our competitors, recruitment or departures of key personnel, the gain or loss of significant customers, changes in the estimates of our operating performance, actual or threatened litigation, market conditions in our industry and the economy as a whole.
Volatility in the price of our common stock on the NASDAQ Global Market may depress the trading price of the common stock our common stock. The risk of volatility and depressed prices of our common stock also applies to holders who receive shares of common stock upon conversion of their warrants.
Numerous factors, including many over which we have no control, may have a significant impact on the market price of our common stock, including, among other things:
•	the control of more than 30% of our stock by a single stockholder, our CEO, who has the ability to substantially influence the election of directors and other matters submitted to stockholders;

•	provisions in our certificate of incorporation, bylaws, and Delaware law that may discourage a change of control, and adversely affect existing stockholders;

•	announcements of new products or services by us or our competitors;

•	current events affecting the political, economic and social situation in the United States and other countries where we operate;

•	trends in our industry and the markets in which we operate;

•	litigation involving or affecting us;

•	changes in financial estimates and recommendations by securities analysts;

•	acquisitions and financings by us or our competitors;

•	the gain or loss of a significant customer;

•	quarterly variations in operating results;

•	volatility in exchanges rate between the US dollar and the currencies of the foreign countries in which we operate;

•	the operating and stock price performance of other companies that investors may consider to be comparable; and

•	purchases or sales of blocks of our securities.
In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our common stock, regardless of our operating performance. In addition, sales of substantial amounts of our common stock in the public market, or the perception that those sales may occur, could cause the market price of our common stock to decline. Furthermore, stockholders may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management.
These factors, among others, could significantly depress the trading price of our common stock.
Future sales of common stock by our existing stockholders, or the perception that such sales may occur, could depress the price of our common stock
The market price of our common stock could decline as a result of sales by, or the perceived possibility of sales by, our existing stockholders of shares of common stock in the market. We have completed a number of private placements of our common stock and other securities over the last several years, and we currently have effective resale registration statements covering approximately 12.8 million shares of common stock pursuant to which investors in these private offerings can freely resell shares of common stock into the market. In addition, many of these shares are eligible for public resale pursuant to Rule 144 under the Securities Act of 1933, as amended. Approximately 14 million shares of our common stock are currently held by affiliates of ours and may only be sold pursuant to an effective registration statement or in accordance with the volume and other limitations of Rule 144 or pursuant to other exempt transactions. Future sales of common stock by stockholders who acquired their shares in private placements or who are affiliates of ours, or the perception that such sales may occur, could depress the price of our common stock.
Future issuances of common stock and hedging activities may depress the trading price of our common stock
Any issuance of equity securities after this offering, including the issuance of shares upon exercise of the warrants, could dilute the interests of our existing stockholders, including holders who have received shares upon conversion of their common stock, and could substantially decrease the trading price of our common stock and the warrants. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy, in connection with acquisitions, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons. As of June 30, 2007, there were:
•	5,801,000 shares of our common stock issuable upon exercise of employee and director options outstanding as of June 30, 2007, at a weighted average exercise price of $4.59 per share, of which options to purchase 2,423,000 shares were exercisable as of that date at a weighted average exercise price of $3.69 per share;

•	1,403,000 shares of our common stock issuable upon exercise of non-employee warrants and options outstanding as of June 30, 2007, at a weighted average exercise price of $3.76 per share, of which warrants to purchase 1,285,000 shares were exercisable as of that date at a weighted average exercise price of $5.65 per share;

•	2,105,000 shares of our common stock available for future grant under our 2003 and 2007 Stock Incentive Plans as of June 30, 2007.
Additionally, we have outstanding warrants to acquire up to 249,750 shares of our common stock at an exercise price of $12.01 per share contain anti-dilution adjustments that will be triggered if the sale price of the common stock is less than $12.01. Assuming an offering of $40 million in common stock $4.79 per share, the number of shares underlying these warrants would increase to 280,880 and the exercise price per warrant would be adjusted to $10.68 per share upon completion of this offering.
We have broad discretion in the use of the net proceeds from this offering, and we may invest or spend the proceeds in this offering in ways with which you may not agree and in ways that may not earn a profit
We intend to use the proceeds from this offering primarily for working capital and general corporate purposes. However, we have not determined the specific allocation for the net proceeds of this offering. Our management will have broad discretion as to the use to which these proceeds are put and could spend the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. You may not agree with the ways we decide to use these proceeds, and our use of the proceeds may not yield any profits. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our financial condition and cause the price of our common stock to decline.
Provisions in the certificate of incorporation, bylaws, charter documents and Delaware law could discourage a change in control, or an acquisition of us by a third party, even if the acquisition would be favorable to you, thereby and adversely affect existing stockholders
Our certificate of incorporation and the Delaware General Corporation Law contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of our company, even when these attempts may be in the best interests of stockholders. For example, our certificate of incorporation also authorizes our board of directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Delaware law also imposes conditions on certain business combination transactions with “interested stockholders.”
These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. These provisions may also limit the ability of stockholders to approve transactions that they may deem to be in their best interests.
We do not expect to pay dividends in the foreseeable future, and accordingly you must rely on stock appreciation for any return on your investment
We have paid no cash dividends on our common stock to date, and we currently intend to retain our future earnings, if any, to fund the continued development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Further, any payment of cash dividends will also depend on our financial condition, results of operations, capital requirements and other factors, including contractual restrictions to which we may be subject, and will be at the discretion of our board of directors. Accordingly, the success of your investment in our common stock will likely depend entirely upon any future appreciation. There is no guarantee that our common stock will appreciate in value after the offering or even maintain the price at which you purchased your shares, and you may not realize a return on your investment in our common stock.
A holder of a warrant cannot exercise any of the rights of owning our common stock, unless the holder converts the warrant into shares of our common stock
A holder of warrant is not entitled to any of the rights of an owner of shares of our common stock, including the right to vote or receive dividends and other distributions on our common stock, unless the holder converts its warrants and receives common stock.

Special note regarding forward-looking statements
This prospectus and prospectus supplement, including the sections titled “Prospectus supplement summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business”, as well as the documents incorporated by reference, contain forward-looking statements. Forward-looking statements convey current expectations or forecasts of future events. All statements included and incorporated by reference in this prospectus supplement other than statements of historical fact are forward-looking statements. Forward-looking statements include statements regarding Hythiam’s and CompCare’s future financial positions, business strategies, budgets, projected costs, plans and objectives of management for future operations. The words “may,” “continue,” “estimate,” “intend,” “ongoing,” “potential,” “predict,” “plan,” “will,” “believe,” “project,” “expect,” “anticipate” and similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements include, among other things, statements about:
•	the anticipated results of clinical studies on the efficacy of our treatment programs, and the publication of those results in medical journals;

•	plans to have our treatment programs approved for reimbursement by third-party payers;

•	plans to license our treatment programs to more hospitals and healthcare providers;

•	marketing plans to raise awareness of our PROMETA treatment programs;

•	anticipated trends and conditions in the industry in which we operate, including regulatory changes; and

•	our future operating results, capital needs, and ability to obtain financing.
Any or all of the forward-looking statements included and incorporated by reference in this prospectus supplement may turn out to be inaccurate. These forward-looking statements are based largely on current expectations and projections about future events and financial trends that we, or in the case of incorporated documents of CompCare, CompCare, believe may affect our or its financial condition, results of operations, business strategy and financial needs. They may be affected by inaccurate assumptions we, or in the case of incorporated documents of CompCare, CompCare, might make or by known or unknown risks and uncertainties, including the risks, uncertainties and assumptions described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus supplement may not occur as contemplated, and actual results could differ materially from those anticipated or implied by the forward-looking statements.
You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus supplement or the applicable incorporated documents, as the case may be. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus supplement. See “Where you can find additional information.”
USE OF PROCEEDS
We intend to use the net proceeds of this offering for working capital and other general corporate purposes. We have and reserve broad discretion in the application of these proceeds. We may from time to time evaluate the expansion of our current business, including through the acquisition of new rights, treatment programs, clinics or other facilities, and if we find such opportunities attractive may use a portion of the proceeds to acquire or exploit them. Accordingly, we reserve the right to use these proceeds for different purposes or uses, depending on the results of our initiatives and changes in the regulatory or competitive environment.
Pending such uses, we intend to invest the net proceeds from the offering in a variety of capital preservation investments, including short-term, interest-bearing instruments such as US government securities and municipal bonds. We do not intend to contribute or otherwise advance net proceeds from this offering to CompCare, but rather currently intend the primary use of funds from this offering to be to fund the continued growth of our PROMETA business.

CAPITALIZATION
The following table sets forth our cash, cash equivalents and marketable securities and capitalization as of June 30, 2007:
•	on an actual basis;

•	on an as adjusted basis to reflect the sale of 9,634,684 shares of common stock we are offering, after deducting placement agent fees and estimated offering expenses payable by us.

	As of June 30, 2007
	Actual	As adjusted
	(unaudited in thousands, except
	share and per share data)
Cash, cash equivalents and marketable securities	$29,097	$71,597

Long-term debt and capital lease obligations	11,422	11,422
Stockholders’ equity:
Preferred stock, $.0001 par value; 50,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $.0001 par value, 200,000,000 shares authorized; 44,501,000 shares issued (actual), as adjusted 54,136,000; and 44,141,000 shares outstanding (actual), as adjusted 53,776,000	5	5
Additional paid-in capital	125,614	168,114
Deficit accumulated during development stage	(100,735)	(100,735)

Total stockholders’ equity	24,884	67,384

Total capitalization	$36,306	$78,806

The table above should be read in conjunction with our financial statements and related notes appearing in the prospectus. This table is based on 44,141,000 shares of our common stock outstanding as of June 30, 2007 and excludes:
•	5,801,000 shares of our common stock issuable upon exercise of employee and director options outstanding as of June 30, 2007, at a weighted average exercise price of $4.59 per share, of which options to purchase 2,423,000 shares were exercisable as of that date at a weighted average exercise price of $3.69 per share;

•	1,403,000 shares of our common stock issuable upon exercise of non-employee warrants and options outstanding as of June 30, 2007, at a weighted average exercise price of $3.76 per share, of which warrants to purchase 1,285,000 shares were exercisable as of that date at a weighted average exercise price of $5.65 per share;

•	2,105,000 shares of our common stock available for future grant under our 2003 and 2007 Stock Incentive Plans as of June 30, 2007.
Outstanding warrants to acquire up to 249,750 shares of our common stock at an exercise price of $12.01 per share contain anti-dilution adjustments that will be triggered because the sale price of the common stock is less than $12.01. Assuming an offering of $40 million in common stock at $4.79 the number of shares underlying these warrants would increase to 280,880 and the exercise price per warrant would be adjusted to $10.68 per share upon completion of this offering.
PRICE RANGE OF COMMON STOCK
Our common stock is traded on The NASDAQ Global Market under the symbol “HYTM.” Prior to March 8, 2005, our stock traded on the American Stock Exchange under the symbol “HTM.” As of June 30, 2007, there were approximately 100 record holders representing approximately 4,800 beneficial owners of our common stock. Following is a list by fiscal quarters of the closing sales prices of our stock:

	High	Low

Fiscal year ended December 31, 2005
First quarter	9.01	5.24
Second quarter	8.54	4.95
Third quarter	7.30	5.12
Fourth quarter	6.85	4.45
Fiscal year ended December 31, 2006
First quarter	9.19	5.42
Second quarter	9.04	6.52
Third quarter	7.63	4.77
Fourth quarter	9.35	6.20
Fiscal year ended December 31, 2007
First quarter	10.21	6.48
Second quarter	8.71	6.53
Third quarter	8.77	6.43
Fourth quarter (through November 6)	9.00	4.79
DIVIDEND POLICY
Pursuant to our bylaws, the board of directors may declare and pay dividends upon the shares of the Company’s capital stock in any form determined by the board, in the manner and upon the terms and conditions provided by law. We have never declared or paid any dividends. We may, as our board of directors deems appropriate, continue to retain all earnings for use in our business or may consider paying dividends in the future.
UNAUDITED PRO FORMA FINANCIAL INFORMATION
Our financial statements for the years ended December 31, 2006 and prior do not include the consolidation of CompCare, since our acquisition of a controlling interest in CompCare closed on January 12, 2007. Likewise, our financial statements for the six months ended June 30, 2007 do not include the consolidation of CompCare for the first 12 days of January, 2007. For informational purposes, the following pro forma financial information, tables and footnotes are presented for the periods ended December 31, 2006 and the six months ended June 30, 2007 as if the transactions had been completed on January 1, 2006.
The purchase price allocations are based primarily on a valuation analysis of identified intangible assets completed by an independent valuation specialist, Actuarial Risk Management (ARM), and could change, The unaudited consolidated pro forma financial information in the tables below for the periods ended December 31, 2006 and June 30, 2007 was derived from our and CompCare’s consolidated financial statements. This information should be read in conjunction with the consolidated financial statements and related notes contained in our and CompCare’s annual, quarterly and other reports. We have presented the financial data on an as adjusted basis to give effect to the transactions listed below:
1. The acquisition of a 50.25% majority, controlling interest in CompCare, via the acquisition of Woodcliff on January 12, 2007 for $9 million in cash and 215,053 shares of our common stock. At the time of the transaction Woodcliff owned over 50% of the voting interests in CompCare and had no assets other than securities of CompCare and no liabilities.
2. The acquisition financing, which closed on January 18, 2007. The $10 million proceeds were allocated for accounting purposes between the note and warrants based on the relative fair values on the date of issuance. Direct costs incurred to issue the note and warrants were approximately $300,000.
The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The CompCare acquisition is treated as a purchase transaction and, as such, depending on the resolution of contingencies related to assumed liabilities.

The unaudited pro forma financial information is for informational purposes only and does not purport to present what our results would actually have been had these transactions actually occurred on the dates presented or to project our results of operations or financial position for any future period.

	Hythiam, Inc.
	Unaudited Pro Forma Consolidated Statement of Operations
	For the Year Ended December 31, 2006
	Hythiam	CompCare
	Historical	Historical	Pro Forma Adjustments
	Year Ended	Year Ended			Issuance of
	December	November	Woodcliff		Note &		Pro Forma,
(in thousands, except per share data)	31, 2006	30, 2006 (a)	Acquisition		Warrants		As Adjusted
Revenues:
Behavioral health managed care services	$—	$19,581	$—		$—		$19,581
Healthcare services	3,906	—					$3,906

Total revenues	3,906	19,581	—		—		23,487

Operating expenses:
Behavioral health managed care services	—	17,129	—		—		17,129
Cost of healthcare services	818	—					818
General administrative expenses	38,680	2,913	—		—		41,593
Research and development	3,053	—	—		—		3,053
Depreciation & amortization	1,281	95	756	(b)	—		2,132

Total operating expenses	43,832	20,137	756		—		64,725

Loss from operations	(39,926)	(556)	(756)		—		(41,238)

Other non-operating income, net	—	141	—		—		141
Interest income	1,630	99			(17)	(f)	1,712
Interest expense	—	(189)	—		(2,222)	(e)	(2,411)

Loss before provision for income taxes from continuing operations	(38,296)	(505)	(756)		(2,239)		(41,796)
Provision for income taxes	(2)	(88)	—	(c)	—	(c)	(90)

Net loss from continuing operations	(38,298)	(593)	(756)		(2,239)		(41,886)

Net loss from continuing operations per common share:
Basic and diluted	$(0.96)	$(0.10)	$—		$—		$(1.05)

Weighted average shares outstanding:
Basic and diluted	39,715	6,125	(6,125)	(d)	—	(g)	39,930
			215	(d)

	Hythiam	CompCare
	Historical	Historical	Pro Forma Adjustments
Unaudited Pro Forma Consolidated	Six months	January 1			Issuance of
Statement of Operations for the Six	Ended June	to January	Woodcliff		Note &		Pro Forma,
Months Ended June 30, 2007:	30, 2007	12, 2007(a)	Acquisition		Warrants		As Adjusted
	(in thousands, except per share data)
Revenues:
Behavioral health managed care services	$16,765	$1,095	$—		$—		$17,860
Healthcare services	3,432	—					$3,432

Total revenues	20,197	1,095	—		—		21,292

Operating expenses:
Behavioral health managed care services	16,501	1,110	—		—		17,611
Cost of healthcare services	759	—					759
General administrative expenses	22,832	303	—		—		23,135
Research and development	1,740	—	—		—		1,740
Depreciation & amortization	1,157	5	7	(b)	—		1,169

Total operating expenses	42,989	1,418	7		—		44,414

Loss from operations	(22,792)	(323)	(7)		—		(23,122)

Other non-operating income, net	29	—	—		—		29
Interest income	908	4			—		912
Interest expense	(1,114)	(6)	—		(141)	(e)	(1,261)
Loss before provision for income taxes from continuing operations	(22,969)	(325)	(7)		(141)		(23,442)
Provision for income taxes	(26)	(1)	—	(c)	—	(c)	(27)

Net loss from continuing operations	(22,995)	(326)	(7)		(141)		(23,469)

Net loss from continuing operations per common share:
Basic and diluted	$(0.52)	$—	$—		$—		$(0.53)

Weighted average shares outstanding:
Basic and diluted	43,984	—	18	(d)	—	(g)	44,002

(a)	The CompCare statement of operations presented for the twelve months ended November 30, 2006 is compiled based on the unaudited consolidated statements of operations for the six months ended November 30, 2006, adjusted to include the unaudited results for the three months ended February 28, 2006 and the three months ended May 31, 2006. CompCare’s statement of operations presented for the period January 1 through January 12, 2007 is based on unaudited information obtained from internal records. Due to CompCare’s accumulated deficit on the assumed date of the acquisition (January 1, 2006), a deficit minority stockholders’ balance existed at the time of the acquisition which was valued at zero, resulting in an increase in the amount of goodwill recognized in the acquisition. The minority stockholders’ interest in any further net losses will not be recorded due to the accumulated deficit.

(b)	Reflects amortization on the $2,136,000 in estimated fair value of identified intangible assets acquired as part of the Woodcliff acquisition, determined in accordance with our proportionate share of ownership interest, which represents the value of customer contracts, provider network and other deferred costs, as if the transaction had been completed on January 1, 2006. The fair value is based on a valuation analysis completed by ARM. The estimated useful life of these assets range from two to seven years and the amortization is being recognized in relation to the incidence of estimated gross profits to be realized over the useful lives of the contracts, which approximates using the straight line method. Pro forma amortization amounted to $756,000 for the year ended December 31, 2006 and $7,000 for the period January 1 through January 12, 2007.

(c)	No income tax is applicable to the adjustments since Hythiam has accumulated net operating losses from its inception.

(d)	Reflects the issuance of 215,053 shares of common stock in the Woodcliff acquisition, offset by the elimination of CompCare’s historical balances for the year ended December 31, 2006, as if the transactions had been completed on January 1, 2006. The weighted average number of shares was 18,000 for the period January 1 through January 12, 2007.

(e)	Reflects the amount of interest expense incurred on the $10 million senior secured note and warrants, which were issued on January 18, 2007 to fund the Woodcliff acquisition, at the rate of 10.75% (stated rate of prime plus 2.5%, using the current prime rate of 8.25% as of January 17, 2007), as if the note and warrants were issued on January 1, 2006. The amount allocated to the warrants at the date of issue was estimated at $1,380,000 using the Black Scholes method, and is recorded in additional paid-in capital. The remaining $8,620,000 amount of proceeds was allocated to the note. Pro forma interest amounted to $1,075,000 for the year ended December 31, 2006 and $47,000 for six months ended June 30, 2007. The impact on interest expense of a ..0125% change in interest rates would be approximately $12,000 annually and $6,000 for six months. This adjustment also includes $897,000 and $83,000 for amortization of the $1,380,000 discount, and $172,000 and $6,000 for amortization of $259,000 of deferred issuance costs associated with the note, for the year ended December 31, 2006 and the period January 1 through January 12, 2007, respectively. Both the discount and issuance costs are being deferred and amortized using the effective interest method over 18 months because investors have the option to redeem the note after 18 months.
Additionally, the adjustment reflects $78,000 and $5,000 for amortization of a $266,000 purchase accounting adjustment to decrease the carrying value of CompCare’s long term subordinated debt, reflecting the estimated market value at the time the acquisition was completed, for the year ended December 31, 2006 and the six months ended June 30, 2007. The adjustment is being amortized using the effective interest method over the remaining contractual maturity of the note.

(f)	Reflects the decrease in interest income earned resulting from the $300,000 of costs paid to issue the senior secured notes and warrants, which closed on January 18, 2007, as if the transaction had been completed on January 1, 2006. The assumed rate is 5.7% for the year ended December 31, 2006 and is consistent with the yield earned on marketable securities by Hythiam during this period.

(g)	The warrants issued with the senior secured notes are anti-dilutive, and would not impact basic earnings per share.

PLAN OF DISTRIBUTION
We are offering the shares of common stock and warrants through placement agents. Subject to the terms and conditions contained in the placement agent agreements, each agreed to act as our placement agent for the sale of up to 9,000,000 shares of our common stock, together with warrants to purchase an additional 2,250,000 shares. The placement agent is not purchasing or selling any shares by this prospectus supplement and the accompanying prospectus, nor is it required to arrange the purchase or sale of any specific number or dollar amount of the shares, but has agreed to use its commercially reasonable efforts to arrange for the sale of all of the shares.
The placement agent agreement provides that the obligations of the placement agent and the investors are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain customary opinions, letters and certificates.
Confirmations and definitive prospectuses will be distributed to the investors, informing the investors of the closing date as to such shares. We currently anticipate that closing of the sale of up to 9,000,000 shares of common stock will take place on or about November 6, 2007. The investors will also be informed of the date and manner in which they must transmit the purchase price for their shares.
On the scheduled closing date, the following will occur:
•	we will receive funds in the amount of the aggregate purchase price; and

•	the placement will receive the placement agent’s fee in accordance with the terms of the placement agent agreement.
We will pay placement agent fees of up to 7% of the gross proceeds of the sale of shares of common stock in the offering. We may also reimburse the placement agent for expenses incurred by it. The estimated offering expenses payable by us, in addition to the placement agent’s fee, are approximately $500,000, which includes legal, accounting and printing costs and various other fees associated with registering and listing the common stock. After deducting certain fees due to the placement agent and our estimated offering expenses, we expect the net proceeds from the offering to be approximately $44.7 million if the maximum number of shares are sold.
The placement agent is not required to sell any specific number or dollar amount of shares, but will use its reasonable best efforts to do so. Because there is no minimum offering amount required as a condition to closing, the actual offering amount, placement agent’s fee and net proceeds to us, if any, are not presently determinable and may be substantially less than the maximum offering amounts set forth above.
We have agreed to indemnify the placement agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and liabilities arising from breaches of representations and warranties contained in the placement agent agreement. We have also agreed to contribute to payments the placement agent may be required to make in respect of such liabilities.
The placement agent has informed us that it will not engage in over-allotment, stabilizing transactions or syndicate covering transactions in connection with this offering.
CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES
INTERNAL REVENUE SERVICE CIRCULAR 230 NOTICE. TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, EACH PERSON RECEIVING THIS PROSPECTUS SUPPLEMENT IS HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS PROSPECTUS SUPPLEMENT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT

BE USED, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY US IN CONNECTION WITH THE PROMOTION, MARKETING, AND RECOMMENDATION (WITHIN THE MEANING OF INTERNAL REVENUE SERVICE CIRCULAR 230) OF THE TRANSACTIONS AND MATTERS ADDRESSED HEREIN; AND (C) PROSPECTIVE PURCHASERS ARE ENCOURAGED TO SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
The following is a summary of the certain U.S. federal income tax considerations of the purchase, ownership and disposition of the shares of common stock and the warrants to acquire shares of common stock. This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the Code), applicable regulations, administrative rulings and judicial decisions currently in effect, any of which may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. Except where noted, this summary deals only with common stock and warrants that are held as capital assets. This summary does not address all aspects of U.S. federal income taxes and does not deal with tax consequences that may be relevant to holders in light of their personal circumstances or particular situations, such as:
•	tax consequences to holders who may be subject to special tax treatment, including brokers, dealers, or traders in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, taxpayers that elect to use a mark-to-market method of accounting for their securities, or U.S. expatriates or former long-term residents of the U.S.;

•	tax consequences to persons holding common stock or warrants as a part of a hedging, integrated, or conversion transaction, straddle, or wash sale, or persons deemed to sell common stock or warrants under the constructive sale provisions of the Code;

•	tax consequences to U.S. holders (as defined below) whose “functional currency” is not the U.S. dollar;

•	tax consequences to partnerships (including other entities treated as partnerships for U.S. tax purposes) or other pass-through entities, or persons who hold the common stock or warrants through such entities;

•	alternative minimum tax consequences, if any;

•	any estate, gift, generation-skipping, transfer tax consequences; and

•	any state, local or foreign tax consequences.
If a partnership (as determined for U.S. federal income tax purposes) holds warrants or shares of common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding the warrants or shares of common stock, you should consult your tax advisors.
If you are considering the purchase of common stock and warrants, you should consult your tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation, as well as consequences arising under the laws of any other taxing jurisdiction.
We use the term “U.S. holder” to mean a beneficial owner of common stock or warrants that is, for U.S. federal income tax purposes, any of the following:
•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state (including the District of Columbia);

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
A “non-U.S. holder” is a beneficial owner of common stock or warrants (other than a partnership or other entity treated as a partnership for U.S. federal tax purposes or any other pass-through entity) that is not a U.S. holder. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid federal income tax or, in certain circumstances, individuals who are U.S. expatriates. These special rules are not addressed in the following summary. Non-U.S. holders should consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.
Allocation of Purchase Price Between Common Stock and Warrants
For U.S. federal income tax purposes, the purchase price paid by a holder of common stock and warrants will be allocated between the common stock and warrants in proportion to the relative fair market values of the common stock and warrants acquired at the time of purchase, and this allocation will establish the holder’s initial tax basis in the common stock and the warrant. The foregoing treatment of the common stock and warrants and a holder’s purchase price allocation are not binding on the Internal Revenue Service or the courts. Unless otherwise stated, the following discussions are based on the assumption that the characterization of the common stock and warrants, and the allocation described herein, are accepted for U.S. federal income tax purposes.
Consequences to U.S. Holders
Distributions on Common Stock
Distributions made on our common stock, if any, generally will be included in a U.S. holder’s income as ordinary dividend income to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of a U.S. holder’s tax basis in the common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described below under “Consequences to U.S. Holders—Sale, Exchange, Redemption or Other Taxable Disposition of Common Stock.”
Dividends received by a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends received by a non-corporate U.S. holder generally will constitute “qualified dividends” (if the requisite holding period is satisfied) that will be subject to tax at the maximum tax rate accorded to capital gains for the tax years beginning on or before December 31, 2010, after which the rate applicable to dividends is currently scheduled to return to the tax rate generally applicable to ordinary income.
Sale, Exchange, Redemption or Other Taxable Disposition of Common Stock
In general, a U.S. holder will generally recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of the common stock equal to the difference between (1) the sum of the amount of cash and the fair market value of any property received upon such taxable disposition of the common stock, and (2) the U.S. holder’s tax basis in the common stock. A U.S. holder’s tax basis in the common stock will generally be equal to the amount allocated to the common stock, as described above under “Allocation of Purchase Price Between Common Stock and Warrants,” less any prior distributions on the common stock that reduced the tax basis of the common stock. Any gain or loss recognized on a taxable disposition of the common stock will generally be capital gain or loss. If, at the time of the sale, exchange, redemption or other taxable disposition of the common stock, a U.S. holder is treated as holding the common stock for more than one year, such gain or loss will be a long-term capital gain or loss. Otherwise, such gain or loss will be a short-term capital gain or loss. Long-term capital gain realized by a non-corporate U.S. holder generally will be subject to a reduced maximum rate of 15% for tax years beginning on or before December 31, 2010, after which the maximum capital gains rate is currently scheduled to return to 20%. The deduction of capital losses is subject to limitations, as are losses upon a taxable disposition by a U.S. holder of the common stock if, within a period beginning 30 days before the date of such disposition and ending 30 days after such date, such U.S. holder has acquired (by purchase or by an exchange on which the entire amount of gain or loss was recognized by law), or has entered into a contract or option so to acquire, substantially identical stock or securities.
Exercise of Warrants
Upon its exercise of a warrant, a U.S. holder will not be required to recognize taxable gain or loss with respect to the warrant. The U.S. holder’s tax basis in the share of our common stock received by such U.S. holder generally will be an amount equal to the sum of the U.S. holder’s initial investment in the warrant (i.e., the portion of the U.S. holder’s initial purchase price that is allocated to the warrant, as described above under “Allocation of Purchase Price Between Common Stock and Warrants”), plus the exercise price paid by the U.S. holder (i.e., $5.75 per share of our common stock). The U.S. holder’s holding period for the stock received upon exercise of the warrant will begin on the date of exercise of the warrant and will not include the period during which the U.S. holder held the warrant.
Sale, Exchange, Redemption or Expiration of a Warrant
Upon a sale, exchange (other than by exercise), redemption, or expiration of a warrant, a U.S. holder will be required to recognize taxable gain or loss in an amount equal to the difference between (i) the amount realized upon such disposition or expiration, and (ii) the U.S. holder’s tax basis in the warrant (i.e., the portion of the U.S. holder’s initial purchase price that is allocated to the warrant, as described above under “Allocation of Purchase Price Between Common Stock and Warrants”). Such gain or loss would generally be treated as long-term capital gain or loss if the warrant was held by the U.S. holder for more than one year at the time of such disposition or expiration. As discussed above, the deductibility of capital losses is subject to certain limitations, as are losses upon a taxable disposition by a U.S. holder of a warrant if, within a period beginning 30 days before the date of such disposition and ending 30 days after such date, such U.S. holder has acquired (by purchase or by an exchange on which the entire amount of gain or loss was recognized by law), or has entered into a contract or option so to acquire, substantially identical stock or securities.
Consequences to Non-U.S. Holders
Dividends and Distributions
Any cash distributions to a non-U.S. holder of our common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), generally will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, generally will be subject to U.S. federal income and withholding tax at a 30% rate on the gross amount of the dividend, or such lower rate as may be provided by an applicable income tax treaty. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of the non-U.S. holder’s tax basis in the common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described below under “Consequences to Non-U.S. Holders—Sale, Exchange, Redemption or Other Taxable Disposition of Common Stock.” In addition, if we determine that we are likely to be classified as a “United States real property holding corporation” (see “Non-U.S. Holders—Gain on Sale, Exchange or Other Taxable Disposition of Common Stock and Warrants” below), we will withhold 10% of any distribution that exceeds our current and accumulated earnings and profits as provided by the Code.

Distributions of dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States, or that are attributable to a permanent establishment or fixed place of business maintained by the non-U.S. holder in the United States under an applicable income tax treaty, are not subject to the U.S. withholding tax, provided certain certification and disclosure requirements are complied with. Instead, such dividends are subject to U.S. federal income tax on a net income basis at generally applicable U.S. federal income tax rates. Effectively connected dividends and gains received by a corporate non-U.S. holder may also be subject to an additional branch profits tax at a 30% tax rate or such lower rate as may be provided by an applicable income tax treaty.
A non-U.S. holder that claims the benefit of an applicable income tax treaty generally will be required to satisfy certain certification requirements. Non-U.S. holders must generally provide the withholding agent with a properly executed IRS Form W-8BEN (or other applicable form) claiming an exemption from, or reduction in, withholding under the applicable income tax treaty. In the case of common stock held by a foreign intermediary (other than a “qualified intermediary”) or a foreign partnership (other than a “withholding foreign partnership”), the intermediary or partnership, as the case may be, generally must provide an IRS Form W-8IMY and attach thereto an appropriate certification by each beneficial owner or partner.
Exercise of a Warrant
The U.S. federal income tax treatment of a non-U.S. holder’s exercise of a warrant will generally correspond to the U.S. federal income tax treatment of the exercise of a warrant by a U.S. holder, as described under “Consequences to U.S. Holders—Exercise of a Warrant” above.
Gain on Sale, Exchange or Other Taxable Disposition of Common Stock and Warrants
A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, exchange or other disposition of our common stock or warrants (including an expiration or redemption of our warrants), unless (i) the gain is effectively connected with the conduct of a trade or business of the non-U.S. holder in the United States (and if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed place of business of such non-U.S. holder in the United States), (ii) the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, or (iii) we are or have been a “United States real property holding corporation” (as defined in the Code) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held the common stock, and, in the case where the shares of our common stock are regularly traded on an established securities market, the non-U.S. holder owns, directly or indirectly, more than 5% of our common stock.
We will be classified as a “United States real property holding corporation” if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business. Although we currently are not a United States real property holding corporation, the determination of whether we are a United States real property holding corporation depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, and thus there can be no assurance that the company will not become a United States real property holding corporation in the future.
In general, gain that is effectively connected with the conduct of a trade or business of the non-U.S. holder in the United States (or, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed place of business of such non-U.S. holder in the United States) will be subject to U.S. federal income tax on a net income basis at generally applicable U.S. federal income tax rates and, for corporate non-U.S. holders under some circumstances, the branch profits tax, but will generally not be subject to withholding. Individual non-U.S. holders present in the United States for 183 days or more in the taxable year of disposition, and who meet certain other conditions, will be subject to a flat 30% tax on the gain derived from the sale or other disposition, which may be offset by U.S.-source capital losses.

Information Reporting and Backup Withholding
Under U.S. Treasury regulations, we must report annually to the IRS and to each holder the amount of dividends paid to such holder on the common stock and the tax withheld with respect to those dividends, regardless of whether withholding was required. In the case of a non-U.S. holder, copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.
The gross amount of dividends paid to a holder that fails to provide the appropriate certification in accordance with applicable U.S. Treasury regulations generally will be subject to backup withholding at the applicable rate (currently 28%).
A non-U.S. holder is required to certify its foreign status under penalties of perjury or otherwise establish an exemption in order to avoid information reporting and backup withholding on disposition proceeds where the transaction is effected by or through a U.S. office of a broker. Such information reporting and backup withholding generally will not apply to a payment of proceeds of a disposition of common stock where the transaction is effected outside the United States through a foreign office of a foreign broker. However, information reporting requirements, but not backup withholding, generally will apply to such a payment if the broker is (i) a U.S. person, (ii) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a controlled foreign corporation as defined in the Code; or (iv) a foreign partnership with certain U.S. connections, unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met or the holder otherwise establishes an exemption.
Backup withholding is not an additional tax. Amounts that we withhold under the backup withholding rules may be refunded or credited against the holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS in a timely manner.
LEGAL MATTERS
The validity of the issuance of the shares of our common stock described herein has been passed upon for us by Dreier Stein & Kahan LLP, Santa Monica, California. The firm and its attorneys hold no shares of our common stock. A partner with the firm holds options to purchase up to 50,000 shares of our common stock.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The following documents are specifically incorporated by reference into this prospectus supplement to the extent they were deemed filed (and not furnished) with the Securities and Exchange Commission:
(1) our annual report on Form 10-K for the year ended December 31, 2006;
(2) CompCare’s transition report on Form 10-KT for the transactions period from June 1, 2006 through December 31, 2006;
(3) our quarterly reports on Form 10-Q for the periods ended March 31, 2007 and June 30, 2007;
(4) our Proxy Statement for our annual meeting of stockholders held on June 15, 2007;
(5) CompCare’s quarterly reports on Form 10-Q for the periods ended February 28, 2007 and June 30, 2007;
(6) Our current reports on Form 8-K filed with the SEC on January 18, 2007 (dated January 11, 2007); January 19, 2007; January 29, 2007; March 2, 2007; May 9, 2007; May 25, 2007; July 10, 2007, August 9, 2007, and September 26, 2007;

(7) the Description of Capital Stock contained in our Registration Statement on Form S-1/A filed with the SEC on June 23, 2004; and
(8) All documents that we file (but not furnish) with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering.
WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public at the SEC’s website at http://www.sec.gov. You may also obtain copies of the documents at prescribed rates by writing to the SEC’s Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549. Our website is located at www.hythiam.com. The contents of our website are not part of this prospectus and should not be relied upon with respect thereto.

ANNEX A
FORM OF WARRANT

ANNEX A
COMMON STOCK PURCHASE WARRANT
HYTHIAM, INC.

Warrant Shares: [___]	Initial Exercise Date: November 6, 2007
     THIS COMMON STOCK PURCHASE WARRANT (the “Warrant”) certifies that, for value received, [___] (the “Holder”) is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date hereof (the “Initial Exercise Date”) and on or prior to the close of business on the five year anniversary of the Initial Exercise Date (the “Termination Date”) but not thereafter, to subscribe for and purchase from Hythiam, Inc., a Delaware corporation (the “Company”), up to [___] shares (the “Warrant Shares”) of Common Stock; provided, however, that the five-year period set forth above as the Termination Date shall be extended for the number of days during such period in which (i) trading in the Common Stock is suspended by any Trading Market, or (ii) the Registration Statement is not effective but in no event later than December 31, 2012. The purchase price of one share of Common Stock under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b).
     Section 1. Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in that certain Securities Purchase Agreement (the “Purchase Agreement”), dated November 6, 2007, among the Company and the purchasers signatory thereto.
     Section 2. Exercise.
     a) Exercise of Warrant. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Termination Date by delivery to the Company of a duly executed facsimile copy of the Notice of Exercise Form annexed hereto (or such other office or agency of the Company as it may designate by notice in writing to the registered Holder at the address of the Holder appearing on the books of the Company); and, within 3 Trading Days of the date said Notice of Exercise is delivered to the Company, the Company shall have received payment of the aggregate Exercise Price of the shares thereby purchased by wire transfer or cashier’s check drawn on a United States bank. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation within 3 Trading Days of the date the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased. The Holder and the Company shall maintain records showing the number of Warrant Shares purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise Form within 2 Business Days of receipt of such notice. In the event of any dispute or discrepancy, the records of the Holder shall be controlling and determinative in the absence of manifest error. The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.
     b) Exercise Price. The exercise price per share of the Common Stock under this Warrant shall be $5.75, subject to adjustment hereunder (the “Exercise Price”).
     c) Cashless Exercise. If at any time during the term of this Warrant there is no effective Registration Statement registering, or no current prospectus available for, the issuance or resale of the Warrant Shares by the Holder, then this Warrant may also be exercised at such time by means of a “cashless exercise” in which the Holder shall be entitled to receive a certificate for the number of Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:
     (A) = the VWAP on the Trading Day immediately preceding the date of such election;
     (B) = the Exercise Price of this Warrant, as adjusted; and
     (X) = the number of Warrant Shares issuable upon exercise of this Warrant in accordance with the terms of this Warrant by means of a cash exercise rather than a cashless exercise.
     Notwithstanding anything herein to the contrary, on the Termination Date, this Warrant shall be automatically exercised via cashless exercise pursuant to this Section 2(c).
     d) Holder’s Restrictions. The Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder’s Affiliates, and any other person or entity acting as a group together with the Holder or any of the Holder’s Affiliates), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by the Holder and its Affiliates shall include the number of shares of Common Stock issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which would be issuable upon (A) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder or any of its Affiliates and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Common Stock Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its affiliates. Except as set forth in the preceding sentence, for purposes of this Section 2(d), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 2(d) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder’s determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 2(d), in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as reflected in (x) the Company’s most recent periodic or annual report, as the case may be, (y) a more recent public announcement by the Company or (z) any other notice by the Company or the Company’s Transfer Agent setting forth the number of shares of Common Stock outstanding. Upon the written or oral request of a Holder, the Company shall within two Trading Days confirm orally and in writing to the Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its Affiliates since the date as of which such number of outstanding shares of Common Stock was reported. The “Beneficial Ownership Limitation” shall be 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of this Warrant. The Holder, upon not less than 61 days’ prior notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 2(d), provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon exercise of this Warrant held by the Holder and the provisions of this Section 2(d) shall continue to apply. Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Company. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(d) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.
     e) Mechanics of Exercise.
     i. Delivery of Certificates Upon Exercise. Certificates for shares purchased hereunder shall be transmitted by the transfer agent of the Company to the Holder by crediting the account of the Holder’s prime broker with the Depository Trust Company through its Deposit Withdrawal Agent Commission (“DWAC”) system if the Company is a participant in such system and either (A) there is an effective Registration Statement for the issuance or permitting the resale of the Warrant Shares by the Holder or (B) this Warrant is being exercised via cashless exercise, and otherwise by physical delivery to the address specified by the Holder in the Notice of Exercise within 3 Trading Days from the delivery to the Company of the Notice of Exercise Form, surrender of this Warrant (if required) and payment of the aggregate Exercise Price as set forth above (“Warrant Share Delivery Date”). This Warrant shall be deemed to have been exercised on the date the Exercise Price is received by the Company. The Warrant Shares shall be deemed to have been issued, and Holder or any other person so designated to be named therein shall be deemed to have become a holder of record of such shares for all purposes, as of the date the Warrant has been exercised by payment to the Company of the Exercise Price (or by cashless exercise, if permitted) and all taxes required to be paid by the Holder, if any, pursuant to Section 2(e)(vi) prior to the issuance of such shares, have been paid.
     ii. Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the certificate or certificates representing Warrant Shares, deliver to Holder a new Warrant evidencing the rights of Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.
     iii. Rescission Rights. If the Company fails to cause its transfer agent to transmit to the Holder a certificate or certificates representing the Warrant Shares pursuant to Section 2(e)(i) by the Warrant Share Delivery Date, then the Holder will have the right to rescind such exercise.
     iv. Compensation for Buy-In on Failure to Timely Deliver Certificates Upon Exercise. In addition to any other rights available to the Holder, if the Company fails to cause its transfer agent to transmit to the Holder a certificate or certificates representing the Warrant Shares pursuant to an exercise on or before the Warrant Share Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder’s brokerage firm otherwise purchases, shares of Common Stock to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a “Buy-In”), then the Company shall (1) pay in cash to the Holder the amount by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (y) the amount obtained by multiplying (A) the number of Warrant Shares that the Company was required to deliver to the Holder in connection with the exercise at issue times (B) the price at which the sell order giving rise to such purchase obligation was executed, and (2) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not honored or deliver to the Holder the number of shares of Common Stock that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of shares of Common Stock with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (1) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing shares of Common Stock upon exercise of the Warrant as required pursuant to the terms hereof.
     v. No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which Holder would otherwise be entitled to purchase upon such exercise, the Company shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.
     vi. Charges, Taxes and Expenses. Issuance of certificates for Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such certificate, all of which taxes and expenses shall be paid by the Company, and such certificates shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event certificates for Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder; and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto.
     vii. Closing of Books. The Company will not close its stockholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.
     Section 3. Certain Adjustments.
     a) Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding: (A) pays a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company upon exercise of this Warrant), (B) subdivides outstanding shares of Common Stock into a larger number of shares, (C) combines (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (D) issues by reclassification of shares of the Common Stock any shares of capital stock of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.
     b) Subsequent Equity Sales. If the Company or any Subsidiary thereof, as applicable, at any time while this Warrant is outstanding, shall sell or grant any option to purchase, or sell or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Common Stock or Common Stock Equivalents entitling any Person to acquire shares of Common Stock, at an effective price per share less than the then Exercise Price (such lower price, the “Base Share Price” and such issuances collectively, a “Dilutive Issuance”) (if the holder of the Common Stock or Common Stock Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share which is less than the Exercise Price, such issuance shall be deemed to have occurred for less than the Exercise Price on such date of the Dilutive Issuance), then the Exercise Price shall be reduced and only reduced to equal the Base Share Price and the number of Warrant Shares issuable hereunder shall be increased such that the aggregate Exercise Price payable hereunder, after taking into account the decrease in the Exercise Price, shall be equal to the aggregate Exercise Price prior to such adjustment. Such adjustment shall be made whenever such Common Stock or Common Stock Equivalents are issued. Notwithstanding the foregoing, no adjustments shall be made, paid or issued under this Section 3(b) in respect of an Exempt Issuance or for an Exercise Price of less than $4.75, subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the date of the Purchase Agreement. The Company shall notify the Holder in writing, no later than the Trading Day following the issuance of any Common Stock or Common Stock Equivalents subject to this Section 3(b), indicating therein the applicable issuance price, or applicable reset price, exchange price, conversion price and other pricing terms (such notice the “Dilutive Issuance Notice”). For purposes of clarification, whether or not the Company provides a Dilutive Issuance Notice pursuant to this Section 3(b), upon the occurrence of any Dilutive Issuance, after the date of such Dilutive Issuance the Holder is entitled to receive a number of Warrant Shares based upon the Base Share Price regardless of whether the Holder accurately refers to the Base Share Price in the Notice of Exercise.
     c) Subsequent Rights Offerings. If the Company, at any time while the Warrant is outstanding, shall issue rights, options or warrants to all holders of Common Stock (and not to Holders) entitling them to subscribe for or purchase shares of Common Stock at a price per share less than the VWAP at the record date mentioned below, then the Exercise Price shall be multiplied by a fraction, of which the denominator shall be the number of shares of the Common Stock outstanding on the date of issuance of such rights or warrants plus the number of additional shares of Common Stock offered for subscription or purchase, and of which the numerator shall be the number of shares of the Common Stock outstanding on the date of issuance of such rights or warrants plus the number of shares which the aggregate offering price of the total number of shares so offered (assuming receipt by the Company in full of all consideration payable upon exercise of such rights, options or warrants) would purchase at such VWAP. Such adjustment shall be made whenever such rights or warrants are issued, and shall become effective immediately after the record date for the determination of stockholders entitled to receive such rights, options or warrants.
     d) Pro Rata Distributions. If the Company, at any time while this Warrant is outstanding, shall distribute to all holders of Common Stock (and not to Holders of the Warrants) evidences of its indebtedness or assets (including cash and cash dividends) or rights or warrants to subscribe for or purchase any security other than the Common Stock (which shall be subject to Section 3(b)), then in each such case the Exercise Price shall be adjusted by multiplying the Exercise Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction of which the denominator shall be the VWAP determined as of the record date mentioned above, and of which the numerator shall be such VWAP on such record date less the then per share fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of the Common Stock as determined by the Board of Directors in good faith. In either case the adjustments shall be described in a statement provided to the Holder of the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to one share of Common Stock. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.
     e) Fundamental Transaction. If, at any time while this Warrant is outstanding, (A) the Company effects any merger or consolidation of the Company with or into another Person, (B) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (C) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (each “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, the number of shares of Common Stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such merger, consolidation or disposition of assets by a holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such event. For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall issue to the Holder a new warrant consistent with the foregoing provisions and evidencing the Holder’s right to exercise such warrant into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 3(e) and insuring that this Warrant (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction. Notwithstanding anything to the contrary, in the event of a Fundamental Transaction that is (1) an all cash transaction, (2) a “Rule 13e-3 transaction” as defined in Rule 13e-3 under the Securities Exchange Act of 1934, as amended, or (3) a Fundamental Transaction involving a person or entity not traded on a national securities exchange, the Nasdaq Global Select Market, the Nasdaq Global Market, or the Nasdaq Capital Market, the Company or any successor entity shall pay at the Holder’s option, exercisable at any time concurrently with or within 30 days after the consummation of the Fundamental Transaction, an amount of cash equal to the value of this Warrant as determined in accordance with the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg L.P. using (i) a price per share of Common Stock equal to the VWAP of the Common Stock for the Trading Day immediately preceding the date of consummation of the applicable Fundamental Transaction, (ii) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of this Warrant as of the date of consummation of the applicable Fundamental Transaction and (iii) an expected volatility equal to the 100 day volatility obtained from the “HVT” function on Bloomberg L.P. determined as of the Trading Day immediately following the public announcement of the applicable Fundamental Transaction.

     f) Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding treasury shares, if any) issued and outstanding.
     g) Notice to Holder.
     i. Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly mail to the Holder a notice setting forth the Exercise Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment. If the Company enters into a Variable Rate Transaction (as defined in the Purchase Agreement), despite the prohibition thereon in the Purchase Agreement, the Company shall be deemed to have issued Common Stock or Common Stock Equivalents at the lowest possible conversion or exercise price at which such securities may be converted or exercised.
     ii. Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Common Stock; (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock; (C) the Company shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, of any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property; (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company; then, in each case, the Company shall cause to be mailed to the Holder at its last address as it shall appear upon the Warrant Register of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice.
     Section 4. Transfer of Warrant.
     a) Transferability. This Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. A Warrant, if properly assigned, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.
     b) New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the original Issue Date and shall be identical with this Warrant except as to the number of Warrant Shares issuable pursuant thereto.
     c) Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.
     Section 5. Miscellaneous.
     a) No Rights as Shareholder Until Exercise. This Warrant does not entitle the Holder to any voting rights or other rights as a shareholder of the Company prior to the exercise hereof as set forth in Section 2(e)(i).
     b) Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.
     c) Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.
     d) Authorized Shares.
The Company covenants that during the period the Warrant is outstanding, it will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for the Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Common Stock may be listed. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).
     Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (a) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (b) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant, and (c) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant.
     Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.
     e) Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be determined in accordance with the provisions of the Purchase Agreement.
     f) Restrictions. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, will have restrictions upon resale imposed by state and federal securities laws.
     g) Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice Holder’s rights, powers or remedies, notwithstanding the fact that all rights hereunder terminate on the Termination Date. If the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

     h) Notices. Any notice, request or other document required or permitted to be given or delivered to the Holder by the Company shall be delivered in accordance with the notice provisions of the Purchase Agreement.
     i) Limitation of Liability. No provision hereof, in the absence of any affirmative action by Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of Holder, shall give rise to any liability of Holder for the purchase price of any Common Stock or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.
     j) Remedies. Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.
     k) Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of all Holders from time to time of this Warrant and shall be enforceable by any the Holder or holder of Warrant Shares.
     l) Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.
     m) Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.
     n) Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.
     IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

HYTHIAM, INC.
By:
	Name:	Chuck Timpe
	Title:	Chief Financial Officer

EXERCISE NOTICE
TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS
WARRANT TO PURCHASE COMMON STOCK
HYTHIAM, INC.
     TO: HYTHIAM, INC.
          (1) The undersigned hereby elects to purchase ___Warrant Shares of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.
          (2) Payment shall take the form of (check applicable box):
[ ] in lawful money of the United States; or
[ ] [if permitted] the cancellation of such number of Warrant Shares as is necessary, in accordance with the formula set forth in subsection 2(c), to exercise this Warrant with respect to the maximum number of Warrant Shares purchasable pursuant to the cashless exercise procedure set forth in subsection 2(c).
          (3) Please issue a certificate or certificates representing said Warrant Shares in the name of the undersigned or in such other name as is specified below:

     The Warrant Shares shall be delivered to the following DWAC Account Number or by physical delivery of a certificate to:

[SIGNATURE OF HOLDER]

Name of Investing Entity:

Signature of Authorized Signatory of Investing Entity:

Name of Authorized Signatory:

Title of Authorized Signatory:

Date:

ASSIGNMENT FORM
(To assign the foregoing warrant, execute
this form and supply required information.
Do not use this form to exercise the warrant.)
FOR VALUE RECEIVED, all of the shares of the foregoing Warrant and all rights evidenced thereby are hereby assigned to

whose address is	.

Dated:                      ,

Holder’s Signature:

Holder’s Address:

Signature Guaranteed:

NOTE: The signature to this Assignment Form must correspond with the name as it appears on the face of the Warrant, without alteration or enlargement or any change whatsoever, and must be guaranteed by a bank or trust company. Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Warrant.